Filed Pursuant to Rule 424(b)(5)
File No. 333-116388
Prospectus Supplement
(to prospectus dated June 24, 2004)

$125,000,000
Floating Rate Senior Notes Due July 20, 2007

Doral Financial will pay interest on the notes at a rate equal to the then applicable U.S. dollar three-month LIBOR rate plus 0.83% and will pay such interest quarterly on each January 20, April 20, July 20, and October 20, commencing on October 20, 2004, and at maturity. The notes will mature on July 20, 2007. Doral Financial may not redeem the notes prior to their maturity. There is no sinking fund for the notes. The notes will be issued only in denominations of $1,000 and integral multiples of $1,000. The notes will not be listed on any securities exchange.

The notes are unsecured debt obligations of Doral Financial and will rank equally with any of its other unsecured senior debt. The notes are not deposits or other obligations of a depository institution and are not insured by the Federal Deposit Insurance Corporation, the Bank Insurance Fund or any other governmental agency.

The notes offered by this prospectus supplement form a part of the series of Doral Financial’s Floating Rate Senior Notes due July 20, 2007 and have the same terms as the other floating rate notes of this series issued by Doral Financial on July 20, 2004 pursuant to a prospectus supplement dated July 15, 2004. The notes offered by this prospectus supplement will have the same CUSIP, Common Code and ISIN numbers as those other floating rate senior notes, and will trade interchangeably with those other notes immediately upon settlement. The aggregate principal amount of the series of the Floating Rate Senior Notes due July 20, 2007 will be $475,000,000.

Neither the Securities and Exchange Commission nor any state or Puerto Rico securities commission or other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

			Proceeds to
	Price to	Underwriting	Doral
	public(1)	discount	Financial(1)
Per Note	100.2153%	0.1969%	100.0184%
Total	$125,269,125	$246,125	$125,023,000

(1) Plus accrued interest from July 20, 2004.

The underwriter expects to deliver the notes in book-entry form only through the facilities of The Depository Trust Company, including for the accounts of Euroclear and Clearstream, against payment in New York, New York on or about September 1, 2004.

Deutsche Bank Securities

The date of this prospectus supplement is August 27, 2004.

TABLE OF CONTENTS

Prospectus Supplement
Doral Financial Corporation	S-1
Selected financial data	S-2
Capitalization	S-5
Ratio of earnings to fixed charges	S-6
Use of proceeds	S-7
Description of the notes	S-8
Tax considerations	S-15
Underwriting	S-20
Legal matters	S-21
Prospectus
Summary	3
Risk factors	6
Doral Financial	9
Use of proceeds	10
Description of debt securities	10
Description of preferred stock	18
Description of capital stock	22
Plan of distribution	25
Plan of distribution for market-making resales by affiliates	27
Where you can find more information	28
Legal opinions	29
Experts	29

      This document consists of two parts. The first part is this prospectus supplement, which describes the specific terms of this offering. The second part is the accompanying prospectus, which gives more general information, some of which may not apply to this offering.

      IF THE DESCRIPTION OF THE OFFERING VARIES BETWEEN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS, YOU SHOULD RELY ON THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT.

      YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT, THE ACCOMPANYING PROSPECTUS AND THE DOCUMENTS THEY INCORPORATE BY REFERENCE. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS MAY ONLY BE ACCURATE AS OF THEIR RESPECTIVE DATES.

      The distribution of this prospectus supplement and the accompanying prospectus and the offering of the notes in certain jurisdictions may be restricted by law. Persons into whose possession this prospectus supplement and the accompanying prospectus come should inform themselves about and observe any such restrictions. This prospectus supplement and the accompanying prospectus do not constitute, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation.

i

DORAL FINANCIAL CORPORATION

      We are a diversified financial services company engaged in banking, mortgage banking, insurance agency and institutional brokerage activities. Our activities are principally conducted in Puerto Rico and in the New York City metropolitan area. We are the leading mortgage banking institution in Puerto Rico as measured by mortgage loan origination volume on single-family residences and as measured by mortgage loan servicing volume. As of June 30, 2004, we had consolidated assets of approximately $13.3 billion and consolidated stockholders’ equity of approximately $1.7 billion.

      We were founded in 1972 under the laws of the Commonwealth of Puerto Rico. As a financial holding company, we are subject to the regulations of the Board of Governors of the Federal Reserve System. Our banking subsidiaries are subject to supervision by various local and federal agencies, including the Office of the Commissioner of Financial Institutions of Puerto Rico, the Federal Deposit Insurance Corporation and the Office of Thrift Supervision. Our principal executive offices are located at 1451 F.D. Roosevelt Avenue, San Juan, Puerto Rico 00920-2717, and our telephone number is (787) 474-6709.

SELECTED FINANCIAL DATA

      The following table shows certain of our selected consolidated financial and operating data on a historical basis as of and for the six-month periods ended June 30, 2004 and 2003, and for each of the five years in the period ended December 31, 2003. This information should be read together with our consolidated financial statements and the related notes incorporated by reference in this prospectus supplement and the accompanying prospectus. We have made certain reclassifications to data for years prior to 2003 to conform to 2003 classifications.

      On January 1, 2001, we implemented SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” This accounting statement requires that we recognize all derivatives held by us as either assets or liabilities in our statement of financial condition and requires that we measure those instruments at fair value. As part of our implementation of SFAS No. 133, we reclassified $110 million of our held-to-maturity securities as available-for-sale and $130 million as trading securities. This reclassification resulted in a gain of $1.6 million (net of tax) in other comprehensive income and a gain of $5.9 million (net of tax) in the income statement recorded as cumulative effect of change in accounting principle for the quarter ended March 31, 2001. We also recognized a loss of $196,000 related to $100 million of interest rate swaps previously excluded from our financial statements.

      Beginning with the second quarter of 2002, we changed our policy on classifying mortgage loans held for sale in our mortgage banking units as non-accrual so that all loans that have been delinquent for more than 180 days will be classified as non-accrual if the loan-to-value ratio indicates that there is a concern as to ultimate collectibility of the loan. Throughout 2001 and until the second quarter of 2002, mortgage loans held for sale by our mortgage banking units were classified as non-accrual if they had been delinquent for over a year if the loan-to-value ratio indicated concern as to ultimate collectibility of the loan. Prior to 2001, we did not generally classify mortgage loans held for sale in our mortgage banking units as non-accrual following default.

      The return on average assets ratio is computed by dividing net income by average assets for the period. The return on average common equity ratio is computed by dividing net income less preferred stock dividends by average common stockholders’ equity for the period. The average equity to average assets ratio is computed by dividing average assets by average stockholders’ equity for the period. All per share information shown in the table has been adjusted to reflect the three-for-two stock split effected on December 11, 2003.

	Six months ended June 30,		Year ended December 31,

	2004	2003	2003	2002	2001	2000	1999
Selected income statement data

	(unaudited)

	(dollars in thousands, except per share data)
Interest income	$264,036	$218,814	$452,570	$415,600	$356,095	$325,545	$211,679
Interest expense	138,337	137,631	271,090	263,178	271,668	283,241	161,795

Net interest income	125,699	81,183	181,480	152,422	84,427	42,304	49,884
Provision for loan losses	4,173	8,396	14,085	7,429	4,445	4,078	2,626

Net interest income after provision for loan losses	121,526	72,787	167,395	144,993	79,982	38,226	47,258
Non-interest income	241,342	190,623	411,772	255,393	191,132	150,317	115,923
Non-interest expense	96,482	90,530	185,802	139,410	112,854	92,391	86,568

Income before income taxes, and cumulative effect of change in accounting principle	266,386	172,880	393,365	260,976	158,260	96,152	76,613
Income taxes	47,903	27,916	72,066	40,008	20,338	11,496	8,687

Income before cumulative effect of change in accounting principle	218,483	144,964	321,299	220,968	137,922	84,656	67,926
Cumulative effect of change in accounting principle, net of tax	—	—	—	—	5,929	—	—

Net income	$218,483	$144,964	$321,299	$220,968	$143,851	$84,656	$67,926

Per common share data(1)
Basic:
Income before cumulative effect of change in accounting principle	$1.87	$1.27	$2.78	$1.92	$1.27	$0.83	$0.69
Cumulative effect of change in accounting principle	—	—	—	—	0.06	—	—

Net income	$1.87	$1.27	$2.78	$1.92	$1.33	$0.83	$0.69

Diluted:
Income before cumulative effect of change in accounting principle	$1.82	$1.24	$2.72	$1.89	$1.25	$0.82	$0.66
Cumulative effect of change in accounting principle	—	—	—	—	0.06	—	—

Net income	$1.82	$1.24	$2.72	$1.89	$1.31	$0.82	$0.66

Dividends per common share(1)	$0.27	$0.19	$0.40	$0.28	$0.21	$0.17	$0.13
Book value per common share(1)	$10.61	$8.55	$9.45	$7.58	$5.93	$3.99	$3.32
Weighted average common shares outstanding: (1)
Basic	107,906,894	107,828,195	107,861,415	107,697,114	100,786,932	94,247,343	90,965,070
Diluted	110,760,890	110,202,507	110,434,162	109,438,695	102,381,614	94,710,396	95,448,324
Common shares outstanding at end of period (1)	107,907,512	107,857,910	107,903,912	107,774,022	107,573,252	95,384,552	90,965,070
Selected balance sheet data
Cash and cash equivalents	$1,701,956	$1,280,625	$954,722	$1,573,291	$594,385	$428,319	$396,029
Trading securities	1,103,724	840,956	944,150	1,196,179	993,328	1,101,938	862,698
Securities available for sale, at fair value	3,184,142	1,441,259	2,850,598	862,090	928,179	182,374	66,325
Securities held to maturity, at amortized cost	2,625,086	1,382,622	1,640,909	960,626	866,335	1,558,313	1,509,060
Total loans(2)	3,540,006	3,218,890	3,377,457	3,205,741	2,591,607	1,752,796	1,246,887
Servicing assets, net	178,645	156,114	167,498	159,881	154,340	139,795	109,721
Total assets	13,340,419	9,396,446	10,393,996	8,421,689	6,694,283	5,463,386	4,537,343
Deposit accounts	3,239,396	2,619,496	2,971,272	2,217,211	1,669,909	1,303,525	1,010,424
Securities sold under agreements to repurchase	5,385,234	2,396,609	3,602,942	2,733,339	2,573,772	2,275,855	1,927,956
Advances from the FHLB-NY	1,194,500	1,256,500	1,206,500	1,311,500	687,500	389,000	134,000
Loans payable	298,872	235,425	178,334	211,002	161,101	372,620	353,460

	Six months ended June 30,		Year ended December 31,

	2004	2003	2003	2002	2001	2000	1999

	(unaudited)

	(dollars in thousands, except per share data)
Notes payable	710,246	612,920	602,581	621,303	459,543	444,746	461,053
Total liabilities	11,622,149	8,246,337	8,801,556	7,376,718	5,932,163	4,957,676	4,152,361
Stockholders’ equity	1,718,270	1,150,109	1,592,440	1,044,971	762,120	505,710	384,982
Operating data
Loan production	$3,786,745	$3,066,534	$6,479,000	$5,169,000	$4,209,000	$3,174,000	$2,722,000
Loan servicing portfolio(3)	13,529,310	12,000,137	12,690,000	11,242,000	10,006,000	8,805,000	7,633,000
Selected financial ratios:(4)(5)
Return on average assets	3.81%	3.31%	3.46%	2.97%	2.33%	1.66%	1.92%
Return on average common equity	36.18	31.47	32.36	29.08	27.13	23.03	21.92
Dividend payout ratio for common stock	14.84	15.05	14.71	14.79	16.10	20.50	20.00
Average equity to average assets	14.73	12.51	13.39	12.08	10.04	8.49	10.04

(1)	Adjusted to reflect a three-for-two stock split effective December 11, 2003.
(2)	Includes loans held for sale.
(3)	Includes $2.6 billion, $2.4 billion, $2.5 billion, $1.9 billion, $1.4 billion, $867 million and $1.1 billion of loans owned by Doral Financial at June 30, 2004, June 30, 2003, December 31, 2003, December 31, 2002, December 31, 2001, December 31, 2000 and December 31, 1999, respectively, which represented 20%, 20%, 20%, 17%, 14%, 10% and 15%, respectively, of the total servicing portfolio as of such dates.
(4)	Return on average assets, Return on average common equity and Dividend payout ratio for common stock based on income before cumulative effect of a change in accounting principle for 2001 would have been 2.23%, 25.93% and 16.84%, respectively.
(5)	Average balances are computed on a daily basis, except for years 2000 and 1999, which are on a monthly basis. For Doral Securities, average balances are computed on a daily basis, except for years 2001, 2000 and 1999, which are on a monthly basis.

CAPITALIZATION

      The following table sets forth our consolidated capitalization as of June 30, 2004 on an actual basis and as adjusted to give effect to: (1) the issuance and sale of the notes offered hereby, (2) the sale of $350.0 million of Floating Rate Senior Notes Due July 20, 2007 issued on July 20, 2004 and (3) the repayment at maturity of $200.0 million of our 8.50% Medium-Term Senior Notes due July 8, 2004. The information is only a summary and should be read together with the financial information incorporated by reference in this prospectus supplement and the accompanying prospectus and which can be obtained free of charge. See “Where You Can Find More Information” on page 28 of the accompanying prospectus.

	June 30, 2004

	Actual	As adjusted

	(unaudited)
	(dollars in thousands)
Short-term borrowings
Loans payable	$298,872	$298,872
Short-term portion of notes payable	206,345	6,345
Short-term portion of securities sold under agreements to repurchase	3,392,931	3,392,931
Short-term portion of advances from the Federal Home Loan Bank	100,000	100,000

Total short-term borrowings	3,998,148	3,798,148

Long-term borrowings
Long-term portion of notes payable	503,901	978,901
Long-term portion of securities sold under agreements to repurchase	1,992,303	1,992,303
Long-term portion of advances from the Federal Home Loan Bank	1,094,500	1,094,500

Total long-term borrowings	3,590,704	4,065,704

Stockholders’ equity
Serial preferred stock, $1.00 par value, 40,000,000 shares authorized; 9,015,000 shares issued and outstanding, at aggregate liquidation preference value:
Perpetual noncumulative nonconvertible preferred stock (Series A, B and C)	228,250	228,250
Perpetual cumulative convertible preferred stock	345,000	345,000
Common stock, $1.00 par value, 500,000,000 shares authorized; 107,907,512 shares issued and outstanding	107,908	107,908
Additional paid-in capital	156,777	156,777
Legal surplus	13,806	13,806
Retained earnings	977,217	977,217
Accumulated other comprehensive loss, net of income tax benefit of $11.5 million	(110,688)	(110,688)

Total stockholders’ equity	$1,718,270	$1,718,270

RATIO OF EARNINGS TO FIXED CHARGES

      The following table shows the consolidated ratio of earnings to fixed charges for the six-month period ended June 30, 2004, and for each of the five most recent fiscal years.

	Six months ended		Year ended December 31,
	June 30,
	2004		2003		2002		2001		2000		1999

Ratio of earnings to fixed charges:
Excluding interest on deposits	3.64	x	2.98	x	2.35	x	1.74	x	1.41	x	1.59	x
Including interest on deposits	2.91	x	2.44	x	1.98	x	1.55	x	1.33	x	1.46	x

      For purposes of computing the ratio of earnings to fixed charges, “earnings” consist of income from continuing operations before income taxes plus fixed charges and amortization of capitalized interest, less interest capitalized. “Fixed charges” consist of interest expense and capitalized amortization of debt issuance costs, and our estimate of the interest component of rental expense. Ratios are presented both including and excluding interest on deposits.

USE OF PROCEEDS

      We expect the net proceeds from the issuance and sale of the notes, after deducting discounts to the underwriter and the estimated expenses of the offering payable by us, to be approximately $124.9 million. We intend to use the net proceeds for general corporate purposes, which may include:

•	funding our commercial, mortgage banking or investment activities;

•	making capital contributions or extensions of credit to our existing and future banking and non-banking subsidiaries;

•	funding possible acquisitions of other financial institutions; or

•	reducing or repaying our borrowings.

      Pending the application of the net proceeds, we expect to invest the proceeds we receive from this offering in short-term marketable securities. We do not currently have any binding agreement with respect to any acquisition.

DESCRIPTION OF THE NOTES

      This description of the terms of the notes adds information to the description of the general terms and provisions of the senior debt securities in the accompanying prospectus. If this summary differs in any way from the summary in the accompanying prospectus, you should rely on the description of notes in this prospectus supplement.

General

      The notes are a series of our senior debt securities issued under the senior debt indenture, dated as of May 14, 1999, between us and Deutsche Bank Trust Company Americas (formerly known as Bankers Trust Company). The notes will be our unsecured senior obligations. The notes will mature at 100% of their principal amount on July 20, 2007. We may not redeem the notes prior to their maturity. There is no sinking fund for the notes. We do not intend to apply for listing of the notes on any securities exchange.

      The notes offered by this prospectus supplement form a part of the series of Doral Financial’s Floating Rate Senior Notes due July 20, 2007 and have the same terms as the other floating rate notes of this series issued by Doral Financial on July 20, 2004 pursuant to a prospectus supplement dated July 15, 2004. The notes offered by this prospectus supplement will have the same CUSIP, Common Code and ISIN numbers as those other floating rate senior notes, will trade interchangeably with those other notes immediately upon settlement and will increase the aggregate principal amount of the Floating Rate Senior Notes due July 20, 2007 to $475,000,000.

      We may, without the consent of the holders of the notes, issue additional notes having the same ranking and the same interest rate, maturity date and other terms as these notes. Any additional notes, together with the notes offered by this prospectus supplement and the floating rate notes offered by the prospectus supplement dated July 15, 2004, will constitute a single series of senior debt securities under the indenture. No additional notes may be issued if an event of default under the indenture has occurred and is continuing with respect to the notes.

      We will not pay any additional amounts on the notes to compensate any beneficial owner for any Commonwealth of Puerto Rico tax withheld from payments of principal or interest on the notes. See “Tax considerations—Puerto Rico Taxation.”

      The notes are subject to defeasance in the manner described under the heading “Description of Debt Securities—Defeasance” in the accompanying prospectus.

Interest

      The notes will bear interest from July 20, 2004 or from the most recent floating rate interest payment date (as defined below) on which we have paid or provided for interest on the notes. The interest rate per annum for the notes will be reset quarterly on the first day of each interest period (as defined below) and will be equal to LIBOR (as defined below) plus 0.83%, as determined by the calculation agent. Deutsche Bank Trust Company Americas will initially act as the calculation agent. The amount of interest for each day the notes are outstanding, which we refer to as the “daily interest amount,” will be calculated by dividing the interest rate in effect for that day by 360 and multiplying the result by the principal amount of the notes. The amount of interest to be paid on the notes for each interest period will be calculated by adding the daily interest amounts for each day in the interest period.

      We will pay interest on the notes quarterly on each January 20, April 20, July 20 and October 20, commencing on October 20, 2004, and at maturity. Each of these dates on which we will pay interest is referred to as a “floating rate interest payment date.” If any floating rate interest payment date would fall on a day that is not a business day, other than the floating rate interest payment date that is also the date of maturity for the notes, that floating rate interest payment date will be postponed to the following day that is a business day, except that if such next business day is in a different month, then that floating rate interest payment date will be the immediately preceding day that is a business day. If the date of maturity for the notes is not a business day, payment of principal and interest on the notes will be made on the following day that is a business day and no interest will accrue for the period from and after such date of maturity. Interest on a note will be paid to the person in whose name such note was registered at the close of business on the fifteenth calendar day, whether or not a business day, prior to the applicable floating rate interest payment date. For purposes of this section, a business day is a day other than a Saturday, a Sunday or any other day on which banking institutions in San Juan, Puerto Rico, New York, New York or London, England are authorized or required by law, regulation or executive order to remain closed.

      Except as described below for the first interest period, on each floating rate interest payment date, we will pay interest for the period commencing on and including the immediately preceding floating rate interest payment date and ending on and including the next day preceding that floating rate interest payment date. We will refer to this period as an “interest period.” The first interest period will begin on and include July 20, 2004 and will end on and include October 19, 2004.

      “LIBOR,” with respect to an interest period, shall be the rate (expressed as a percentage per annum) for deposits in United States dollars for a three-month period beginning on the second London Banking Day after the Determination Date (as defined below) that appears on Telerate Page 3750 (as defined below) as of 11:00 a.m., London time, on the Determination Date. If Telerate Page 3750 does not include this rate or is unavailable on the Determination Date, the calculation agent will request the principal London office of each of four major banks in the London interbank market, as selected by the calculation agent, to provide that bank’s offered quotation (expressed as a percentage per annum) as of approximately 11:00 a.m., London time, on the Determination Date to prime banks in the London interbank market for deposits in a Representative Amount (as defined below) in United States dollars for a three-month period beginning on the second London Banking Day after the Determination Date. If at least two offered quotations are so provided, LIBOR for the interest period will be the arithmetic mean of those quotations. If fewer than two quotations are so provided, the calculation agent will request each of three major banks in New York City, as selected by the calculation agent, to provide that bank’s rate (expressed as a percentage per annum), as of approximately 11:00 a.m., New York City time, on the Determination Date for loans in a Representative Amount (as defined below) in United States dollars to leading European banks for a three-month period beginning on the second London Banking Day after the Determination Date. If at least two rates are so provided, LIBOR for the interest period will be the arithmetic mean of those rates. If fewer than two rates are so provided, then LIBOR for the interest period will be LIBOR in effect with respect to the immediately preceding interest period.

      “Determination Date” with respect to an interest period will be the second London Banking Day preceding the first day of the interest period.

      “London Banking Day” is any day in which dealings in United States dollars are transacted or, with respect to any future date, are expected to be transacted in the London interbank market.

      “Representative Amount” means a principal amount that is representative for a single transaction in the relevant market at the relevant time.

      “Telerate Page 3750” means the display designated as “Page 3750” on Moneyline Telerate, Inc. or any successor service (or such other page as may replace Page 3750 on that service or a successor service).

      All percentages resulting from any of the above calculations will be rounded, if necessary, to the nearest one hundred-thousandth of a percentage point, with five one-millionths of a percentage point rounded upwards (e.g., 9.876545% (or .09876545) being rounded to 9.87655% (or ..0987655)) and all dollar amounts used in or resulting from such calculations will be rounded to the nearest cent (with one-half cent being rounded upwards).

      The calculation agent will, upon the request of the holder of any note, provide the interest rate then in effect. All calculations of the calculation agent, in the absence of manifest error, shall be conclusive for all purposes and binding on us and holders of the notes. We may appoint a successor calculation agent with the written consent of the paying agent, which consent shall not be unreasonably withheld.

Book-Entry, Delivery and Form

      We have obtained the information in this section concerning DTC, Clearstream, Euroclear and the book-entry system and procedures from sources that we believe to be reliable, but we take no responsibility for the accuracy of this information.

      The notes will be issued as fully-registered global notes which will be deposited with, or on behalf of, The Depository Trust Company, New York, New York, which we refer to as “DTC,” and registered, at the request of DTC, in the name of Cede & Co. Beneficial interests in the global notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct or indirect participants in DTC. Investors may elect to hold their interests in the global notes through either DTC (in the United States) or (in Europe) through Clearstream Banking S.A., or “Clearstream,” formerly Cedelbank, or through Euroclear Bank S.A./N.V., as operator of the Euroclear System, or “Euroclear.” Investors may hold their interests in the global notes directly if they are participants of one of such systems, or indirectly through organizations that are participants in one of these systems.

      Clearstream and Euroclear will hold interests on behalf of their participants through customers’ securities accounts in Clearstream’s and Euroclear’s names on the books of their respective depositaries, which in turn will hold these interests in customers’ securities accounts in the depositaries’ names on the books of DTC. Citibank, N.A. will act as depositary for Clearstream and JPMorgan Chase Bank will act as depositary for Euroclear. We will refer to Citibank and JPMorgan Chase Bank in these capacities as the “U.S. Depositaries.” Beneficial interests in the global notes will be held in denominations of $1,000 and multiples of $1,000 in excess thereof. Except as set forth below, the global notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee.

      Notes represented by a global note can be exchanged for definitive notes in registered form only if:

•	DTC notifies us that it is unwilling or unable to continue as depositary for that global note and we do not appoint a successor depositary within 90 days after receiving that notice;

•	at any time DTC ceases to be a clearing agency registered under the Securities Exchange Act of 1934 and we do not appoint a successor depositary within 90 days after becoming aware that DTC has ceased to be registered as a clearing agency;

•	we in our sole discretion determine that such global note will be exchangeable for definitive notes in registered form and notify the trustee of our decision; or

•	an event of default with respect to the notes represented by that global note has occurred and is continuing.

      A global note that can be exchanged as described in the preceding sentence will be exchanged for definitive notes issued in denominations of $1,000 and multiples of $1,000 in registered form for the same aggregate amount. The definitive notes will be registered in the names of the owners of the beneficial interests in the global note as directed by DTC.

      We will make principal and interest payments on all notes represented by a global note to the paying agent which in turn will make payment to DTC or its nominee, as the case may be, as the sole registered owner and the sole holder of the notes represented by a global note for all purposes under the indenture. Accordingly, we, the trustee and any paying agent will have no responsibility or liability for:

•	any aspect of DTC’s records relating to, or payments made on account of, beneficial ownership interests in a note represented by a global note;

•	any other aspect of the relationship between DTC and its participants or the relationship between those participants and the owners of beneficial interests in a global note held through those participants; or

•	the maintenance, supervision or review of any of DTC’s records relating to those beneficial ownership interests.

      DTC has advised us that its current practice is to credit participants’ accounts on each payment date with payments in amounts proportionate to their respective beneficial interests in the principal amount of such global note as shown on DTC’s records, upon DTC’s receipt of funds and corresponding detail information. The underwriter will initially designate the accounts to be credited. Payments by participants to owners of beneficial interests in a global note will be governed by standing instructions and customary practices, as is the case with securities held for customer accounts registered in “street name,” and will be the sole responsibility of those participants. Book-entry notes may be more difficult to pledge because of the lack of a physical note.

DTC

      So long as DTC or its nominee is the registered owner of a global note, DTC or its nominee, as the case may be, will be considered the sole owner and holder of the notes represented by that global note for all purposes of the notes. Owners of beneficial interests in the notes will not be entitled to have notes registered in their names, will not receive or be entitled to receive physical delivery of the notes in definitive form and will not be considered owners or holders of notes under the indenture. Accordingly, each person owning a beneficial interest in a global note must rely on the procedures of DTC and, if that person is not a DTC participant, on the procedures of the participant through which that person owns its interest, to exercise any rights of a holder of notes. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of the securities in certificated form. These laws may impair the ability to transfer beneficial interests in a global note. Beneficial owners may experience delays in receiving distributions on their notes since distributions will initially be made to DTC and must then be transferred through the chain of intermediaries to the beneficial owner’s account.

      We understand that, under existing industry practices, if we request holders to take any action, or if an owner of a beneficial interest in a global note desires to take any action which a holder is entitled to take under the indenture, then DTC would authorize the participants holding the relevant beneficial interests to take that action and those participants would authorize the beneficial owners owning through such participants to take that action or would otherwise act upon the instructions of beneficial owners owning through them.

      Beneficial interests in a global note will be shown on, and transfers of those ownership interests will be effected only through, records maintained by DTC and its participants for that global note. The conveyance of notices and other communications by DTC to its participants and by its participants to owners of beneficial interests in the notes will be governed by arrangements among them, subject to any statutory or regulatory requirements in effect.

      DTC has advised us that it is a limited-purpose trust company organized under the New York banking law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered under the Securities Exchange Act of 1934.

      DTC holds the securities of its participants and facilitates the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of its participants. The electronic book-entry system eliminates the need for physical certificates. DTC’s participants include securities brokers and dealers, including the underwriter, banks, trust companies, clearing corporations and certain other organizations, some of which, and/or their representatives, own DTC. Banks, brokers, dealers, trust companies and others that clear through or maintain a custodial relationship with a participant, either directly or indirectly, also have access to DTC’s book-entry system. The rules applicable to DTC and its participants are on file with the Securities and Exchange Commission.

      DTC has advised us that the above information with respect to DTC has been provided to its participants and other members of the financial community for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

Clearstream

      Clearstream has advised us that it is incorporated under the laws of Luxembourg as a professional depositary. Clearstream holds securities for its participating organizations, or “Clearstream Participants,” and facilitates the clearance and settlement of securities transactions between Clearstream Participants through electronic book-entry changes in accounts of Clearstream Participants, thereby eliminating the need for physical movement of certificates. Clearstream provides to Clearstream Participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream interfaces with domestic securities markets in several countries. As a professional depositary, Clearstream is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Sector (Commission de Surveillance du Secteur Financier). Clearstream Participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations and may include the underwriters. Clearstream’s U.S. Participants are limited to securities brokers and dealers and banks. Indirect access to Clearstream is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream Participant either directly or indirectly.

      Distributions with respect to notes held beneficially through Clearstream will be credited to cash accounts of Clearstream Participants in accordance with its rules and procedures, to the extent received by the U.S. Depositary for Clearstream.

Euroclear

      Euroclear has advised us that it was created in 1968 to hold securities for participants of Euroclear, or “Euroclear Participants,” and to clear and settle transactions between Euroclear Participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear performs various other services, including securities lending and borrowing and interacts with domestic markets in several countries. Euroclear is operated by Euroclear Bank S.A./N.V., or the “Euroclear Operator,”

under contract with Euroclear plc, a U.K. corporation. All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not Euroclear plc. Euroclear plc establishes policy for Euroclear on behalf of Euroclear Participants. Euroclear Participants include banks, including central banks, securities brokers and dealers and other professional financial intermediaries and may include the underwriters. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear Participant, either directly or indirectly.

      The Euroclear Operator is a Belgian bank. As such it is regulated by the Belgian Banking and Finance Commission.

      Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law, which we will refer to in this prospectus supplement as the “Terms and Conditions.” The Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear Participants, and has no record of or relationship with persons holding through Euroclear Participants.

      Distributions with respect to notes held beneficially through Euroclear will be credited to the cash accounts of Euroclear Participants in accordance with the Terms and Conditions, to the extent received by the U.S. Depositary for Euroclear.

      Euroclear has further advised us that investors that acquire, hold and transfer interests in the notes by book-entry through accounts with the Euroclear Operator or any other securities intermediary are subject to the laws and contractual provisions governing their relationship with their intermediary, as well as the laws and contractual provisions governing the relationship between such an intermediary and each other intermediary, if any, standing between themselves and the global notes.

Global Clearance and Settlement Procedures

      Initial settlement for the notes will be made in immediately available funds. Secondary market trading between DTC participants will occur in the ordinary way in accordance with DTC rules and will be settled in immediately available funds using DTC’s Same-Day Funds Settlement System. Secondary market trading between Clearstream Participants and/or Euroclear Participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream and Euroclear and will be settled using the procedures applicable to conventional eurobonds in immediately available funds.

      Cross-market transfers between persons holding directly or indirectly through DTC, on the one hand, and directly or indirectly through Clearstream Participants or Euroclear Participants, on the other, will be effected through DTC in accordance with DTC rules on behalf of the relevant European international clearing system by its U.S. Depositary; however, such cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its U.S. Depositary to take action to effect final settlement on its behalf by delivering or receiving notes through DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Clearstream Participants and Euroclear Participants may not deliver instructions directly to their respective U.S. Depositaries.

      Because of time-zone differences, credits of notes received through Clearstream or Euroclear as a result of a transaction with a DTC participant will be made during subsequent securities settlement processing and dated the business day following the DTC settlement date. Such credits or any transactions in such notes settled during such processing will be reported to the relevant Euroclear Participants or Clearstream Participants on such business day. Cash received in Clearstream or Euroclear as a result of sales of notes by or through a Clearstream Participant or a Euroclear Participant to a DTC participant will be received with value on the DTC settlement date but will be available in the relevant Clearstream or Euroclear cash account only as of the business day following settlement in DTC.

      Although DTC, Clearstream and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of notes among participants of DTC, Clearstream and Euroclear, they are under no obligation to perform or continue to perform such procedures and such procedures may be modified or discontinued at any time. Neither we nor the paying agent will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective direct or indirect participants of their obligations under the rules and procedures governing their operations.

Trustee, Paying Agent, Authenticating Agent, Calculation Agent and Registrar

      Deutsche Bank Trust Company Americas will act as trustee for the notes under the indenture. The indenture is a senior indenture as described in the accompanying prospectus. You should read the accompanying prospectus for a general discussion of the terms and provisions of the indenture. From time to time, we and some of our subsidiaries may maintain deposit accounts and conduct other banking transactions, including lending transactions, with the trustee in the ordinary course of business. Deutsche Bank Trust Company Americas will initially serve as the authenticating agent, paying agent, calculation agent and security registrar for the notes.

      The trustee is an affiliate of Deutsche Bank Securities Inc., which is acting as the underwriter for the notes. The trustee and its banking affiliates currently have and may have other banking relationships with us in the ordinary course of business. For additional information regarding the trustee and a discussion of possible conflicting interests involving the trustee, see “Description of Debt Securities — The Trustee” on page 18 of the accompanying prospectus.

Notices

      Any notices required to be given to the holders of the notes will be given to DTC.

Governing Law

      The indenture and the notes are governed by and will be construed in accordance with New York law.

TAX CONSIDERATIONS

General

      In the opinion of Pietrantoni Méndez & Alvarez LLP, our counsel in this transaction, the following discussion summarizes the material Puerto Rico and United States tax considerations relating to the purchase, ownership and disposition of the notes.

      This discussion is based on the tax laws of Puerto Rico and the United States as in effect on the date of this prospectus supplement, as well as regulations, administrative pronouncements and judicial decisions available on or before such date and now in effect. All of the foregoing are subject to different interpretations and are also subject to change, which change could apply retroactively and could affect the continued validity of this summary. An opinion of counsel represents only such counsel’s best legal judgment and is not binding on the Puerto Rico Treasury Department (the “PR Treasury”), any municipality or agency of Puerto Rico, the United States Internal Revenue Service (the “IRS”) or the courts. We will not seek a ruling from the PR Treasury or the IRS with respect to any matters discussed in this section, and we cannot assure you that the PR Treasury or the IRS will not challenge one or more of the tax consequences described below. Accordingly, there can be no assurance that the opinions set forth herein, if challenged, would be sustained.

      This discussion deals only with notes held by a holder who purchases the notes upon initial issuance and holds them as capital assets within the meaning of Section 1121 of the Puerto Rico Internal Revenue Code of 1994, as amended (the “PR Code”) and Section 1221 of the United States Internal Revenue Code of 1986, as amended (the “Code”) (i.e., generally property held for investment).

      This discussion does not intend to describe all of the tax considerations that may be relevant to a particular investor in light of that person’s particular circumstances and does not describe any tax consequences arising under the laws of any state, locality or taxing jurisdiction other than Puerto Rico and the United States.

      You should consult your own tax advisor as to the application to your particular situation of the tax considerations discussed below, as well as the application of any state, local, foreign or other tax.

Puerto Rico Taxation

      The following discussion does not intend to cover all aspects of Puerto Rico taxation that may be relevant to a purchaser of notes in light of the purchaser’s particular circumstances, or to purchasers subject to special rules of taxation, such as life insurance companies, “Special Partnerships,” “Subchapter N Corporations,” registered investment companies and certain pension trusts. Also, the following does not cover the Puerto Rico taxation of purchasers who are individuals residing in Puerto Rico or corporations organized under the laws of Puerto Rico and estates and trusts.

      For purposes of the discussion below, a “foreign corporation” is a corporation organized under the laws of a jurisdiction other than Puerto Rico. Corporations organized under the laws of the United States or any of the states of the United States are considered “foreign corporations” for Puerto Rico income tax purposes.

Taxation of Interest Paid On the Notes

     General

      The following discussion regarding the income taxation of interest on the notes received by individuals who are not residents of Puerto Rico (except United States citizens who are not residents of Puerto Rico) and foreign corporations assumes that interest will constitute income from sources within Puerto Rico. Generally, the interest paid or accrued on indebtedness issued by a Puerto Rico corporation will constitute income from sources within Puerto Rico unless the corporation derived less than 20% of its gross income from sources within Puerto Rico for the three taxable years preceding the year of payment of the interest. We represented that we have derived more than 20% of our gross income from Puerto Rico sources on an annual basis since our incorporation and expect that in the future more than 20% of our gross income will be from Puerto Rico sources on an annual basis. The interest from bonds, notes or other interest-bearing obligations received by a United States citizen who is not a resident of Puerto Rico is deemed not to be from sources within Puerto Rico.

     United States citizens who are not residents of Puerto Rico

      Holders of notes who are U.S. citizens who are not residents of Puerto Rico are not subject to Puerto Rico income or withholding taxation on their interest income received on the notes.

Individuals who are not citizens of the United States and not residents of Puerto Rico

      Holders of notes who are individuals who are not citizens of the United States and not residents of Puerto Rico and who are not engaged in trade or business in Puerto Rico are not subject to Puerto Rico income tax or withholding on the interest income received on the notes, provided such holders, individually, do not own, directly or indirectly, 50% or more of the value of all issued and outstanding shares of our stock.

     Foreign corporations

      The income taxation of interest income received or accrued on the notes by a foreign corporation will depend upon whether or not the corporation is engaged in trade or business in Puerto Rico.

      A foreign corporation that is not engaged in trade or business in Puerto Rico is not subject to Puerto Rico income or withholding taxation on its interest income received on the notes, provided such holder, individually, does not own, directly or indirectly, 50% or more of the value of all issued and outstanding shares of our stock and provided we do not own, directly or indirectly, 50% or more of the value of all issued and outstanding shares of stock of said foreign corporation.

      A foreign corporation that is engaged in a trade or business in Puerto Rico will be subject to Puerto Rico corporate income tax on the interest income received or accrued on the notes at the normal rates applicable to corporations on ordinary income, which may be up to 39%, with respect to the interest income received or accrued on the notes. In general, foreign corporations that are engaged in a trade or business in Puerto Rico are also subject to a 10% branch profits tax. In the computation of this tax, the interest received or accrued on the notes will be taken into account.

     Foreign partnerships

      Partnerships are generally taxed in the same manner as corporations. Accordingly, the preceding discussion with respect to foreign corporations is equally applicable in the case of most foreign partnerships.

Taxation of Gain Upon Sales or Exchanges of Notes

     General

      Any gain on the sale or exchange of the notes prior to maturity may give rise to gain or loss equal to the difference between the amount realized on the sale or exchange (other than amounts received in respect of accrued and unpaid interest, which will be taxable as such) and the adjusted tax basis of the notes in the hands of the holder. The tax basis in a note generally will be the initial purchase price (excluding amounts paid for accrued and unpaid interest). Any gain or loss that is required to be recognized will be capital gain or loss if the notes are held as capital assets by the holder and will be long-term capital gain or loss if the holders’ holding period of the notes exceeds six months.

     United States citizens who are not residents of Puerto Rico

      A United States citizen who is not a resident of Puerto Rico will not be subject to Puerto Rico income tax on the sale or exchange of the notes if the gain resulting therefrom constitutes income from sources outside Puerto Rico. Generally, gain on the sale or exchange of the notes will be considered to be income from sources outside Puerto Rico if all rights, title and interest in or to the notes are transferred outside Puerto Rico, and if the delivery or surrender of the instruments that evidence the notes is made to an office of a paying or exchange agent located outside Puerto Rico. If the gain resulting from the sale or exchange constitutes income from sources within Puerto Rico, it will be subject to a tax at a maximum rate of 10% if the gain constitutes long-term capital gain. This maximum long-term capital gain rate is reduced to 5% if the note is sold or exchanged between July 1, 2004 and June 30, 2005 and the seller complies with certain requirements to reinvest in Puerto Rico the proceeds of the sale.

Individuals who are not citizens of the United States and not residents of Puerto Rico

      An individual who is not a citizen of the United States and who is not a resident of Puerto Rico will be subject to the rules described above under “—United States citizens who are not residents of Puerto Rico.” However, if the capital gain resulting from the sale or exchange of the notes constitutes income from sources within Puerto Rico, the individual will generally be subject to tax on this gain at a fixed rate of 29%.

     Foreign corporations

      A holder which is a foreign corporation that is engaged in a trade or business in Puerto Rico will generally be subject to Puerto Rico corporate income tax on any gain realized on the sale or exchange of the notes if the gain is (1) from sources within Puerto Rico, or (2) from sources outside Puerto Rico and effectively connected with a trade or business in Puerto Rico. Any such capital gain will qualify for an alternative tax of 12.5% if it qualifies as long-term capital gain. Such alternative tax is reduced to 6.25% if the note is sold or exchanged between July 1, 2004 and June 30, 2005.

      In general, a holder of the notes which is a foreign corporation that is engaged in a trade or business in Puerto Rico will also be subject to a 10% branch profits tax. In the computation of this tax, any gain realized by these corporations on the sale or exchange of the notes that is subject to Puerto Rico income tax will be taken into account.

      A holder which is a foreign corporation that is not engaged in a trade or business in Puerto Rico will generally be subject to a corporate income tax rate of 29% on any capital gain realized on the sale or exchange of the notes if the gain is from sources within Puerto Rico. In the case of such foreign corporation, no income tax will be imposed if the gain constitutes income from sources outside Puerto Rico. Gain on the sale or exchange of the notes will generally not be considered to be from sources within Puerto Rico if all rights, title and interest in or to the notes are transferred outside Puerto Rico, and if the delivery or surrender of the instruments that evidence the notes is made to an office of a paying or exchange agent located outside Puerto Rico.

     Foreign partnerships

      Partnerships are generally taxed as corporations. Accordingly, the discussion with respect to foreign corporations is equally applicable to most foreign partnerships.

     Estate and gift taxation

      Individuals who are not residents of Puerto Rico should consult their own tax advisors in order to determine the appropriate treatment for Puerto Rico estate and gift tax purposes of the transfer of the notes by death or gift.

     Municipal license taxation

      Individuals and corporations that are not engaged in a trade or business in Puerto Rico will not be subject to municipal license tax on interest paid on the notes or on any gain realized on the sale or exchange of the notes.

      A foreign corporation or partnership that is engaged in a trade or business in Puerto Rico will generally be subject to municipal license tax on interest income paid or accrued on the notes and on the gain realized on the sale or exchange of the notes if the interest or gain is attributable to that trade or business. The municipal license tax is imposed on the volume of business of the taxpayer, and the tax rates range from a maximum of 1.5% for financial businesses to a maximum of 0.5% for other businesses.

     Property taxation

      The notes will not be subject to Puerto Rico property tax.

United States Taxation

      The following discussion summarizes the material United States tax considerations relating to the purchase, ownership and disposition of notes by U.S. Holders, as defined below. This discussion does not intend to describe all of the tax considerations that may be relevant to a particular investor in light of that person’s particular circumstances and does not describe any tax consequences arising under the laws of any state, locality or taxing jurisdiction other than the United States.

      As used herein, the term “U.S. Holder” means a beneficial owner of notes that does not own directly, constructively or by attribution 10% or more of our voting stock and is, for United States federal income tax purposes:

•	a citizen or resident of the United States (other than an individual who is a bona fide resident of Puerto Rico during the entire taxable year, or, in certain cases, a portion thereof, within the meaning of Section 933 of the Code);

•	a corporation (or other entity treated as a corporation) organized under the laws of the United States or any State or a political subdivision thereof;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust if a court within the United States other than Puerto Rico is able to exercise primary supervision over its administration and one or more United States citizens or residents or a corporation or partnership organized under the laws of the United States or any of its States have the authority to control all substantial decisions of the trust or a trust that was in existence on August 20, 1996 and validly elected to be treated as a domestic trust.

      This discussion does not address all tax consequences that may be applicable to a U.S. Holder (including alternative minimum tax consequences, if any) that is a beneficial owner of notes, nor does it address the tax consequences to:

•	persons that are not U.S. Holders;

•	persons to whom special treatment may be applied under United States federal income tax law, such as entities that are treated as partnerships for federal income tax purposes, “Subchapter S Corporations”, insurance companies, financial institutions, regulated investment companies, real estate investment trusts, tax-exempt organizations, traders in securities that elect to mark to market and dealers in securities or currencies;

•	persons that will hold the notes as part of a position in a “straddle” or as part of a “hedging,” “conversion” or other integrated investment transaction for United States federal income tax purposes;

•	persons whose functional currency is not the United States dollar; or

•	persons that do not hold the notes as capital assets.

     Taxation of interest paid on the notes

      Stated interest on the notes will be taxable to a U.S. Holder as foreign source gross income as the interest accrues or is paid (in accordance with the U.S. Holder’s method of tax accounting).

      Interest paid by us on the notes is income from sources outside the United States, but, with certain exceptions, will be “passive” or “financial services” income, which is treated separately from other types of income for purposes of computing the foreign tax credit allocable to a U.S. Holder.

     Taxation of gain upon sales or exchanges of notes

      Upon the sale or exchange of a note, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount received on such disposition (other than amounts attributable to accrued but unpaid interest, which will be taxable as such) and the U.S. Holder’s tax basis on the note. A U.S. Holder’s tax basis generally will be the initial purchase price (excluding amounts paid for accrued and unpaid interest). Capital gain of a non-corporate U.S. Holder that is recognized before January 1, 2009 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year. The deductibility of capital losses is limited.

     Information reporting and backup withholding

      Information reporting requirements, on Internal Revenue Service Form 1099, generally will apply to payments to U.S. Holders other than certain exempt recipients such as corporations of principal and interest on the notes within the United States including payments made by wire transfer from outside the United States to an account the holder maintains in the United States and to the payment of proceeds from the sale of a note effected at a United States office of a broker. Backup withholding (currently at a rate of 28%) will apply to such reportable amounts if such U.S. Holders fail to furnish a proper taxpayer identification number, to certify that such holders are not subject to backup withholding, or to otherwise comply with the applicable requirements of the backup withholding rules. Any amounts withheld under the backup withholding rules generally may be claimed as a credit against the U.S. Holder’s United States federal income tax liability and may entitle such U.S. Holder to a credit or refund provided that the required information is furnished to the IRS. U.S. Holders should consult their own tax advisors regarding their qualification for exemption from backup withholding and the procedure for obtaining any applicable exemption.

UNDERWRITING

      We and Deutsche Bank Securities Inc., the underwriter for the offering, have entered into an underwriting agreement, dated August 27, 2004, with respect to the notes. Subject to certain conditions, the underwriter has agreed to purchase the entire principal amount of the notes.

      Notes sold by the underwriter to the public will initially be offered at the public offering price set forth on the cover page of this prospectus supplement. The notes are a new issue of senior debt securities with no established trading market. We have been advised by the underwriter that the underwriter intends to make a market in the notes but is not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes.

      In connection with the offering, the underwriter may purchase and sell notes in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriter of a greater number of notes than the underwriter is required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

      These activities by the underwriter may stabilize, maintain or otherwise affect the market price of the notes. As a result, the price of the notes may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriter at any time. These transactions may be effected in the over-the-counter market or otherwise.

      We estimate that our share of the total expenses of the offering will be approximately $100,000.

      We have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act of 1933.

      The notes are offered for sale in the United States and elsewhere where such offer and sale is permitted.

      The underwriting agreement provides that the underwriter is obligated to purchase all of the notes if any are purchased. The underwriting agreement may be terminated by the underwriter prior to the issuance of the notes in certain circumstances.

      The underwriter has agreed that it will, to the best of its knowledge and belief, comply with all applicable securities laws and regulations in force in any jurisdiction in which it purchases, offers, sells or delivers notes or possesses or distributes this prospectus supplement or the accompanying prospectus or any other offering material and will obtain any required consent, approval or permission for its purchase, offer, sale or delivery of notes under the laws and regulations in force in any jurisdiction to which it is subject or in which it makes purchases, offers, sales or deliveries. We will not have any responsibility for the underwriter’s compliance with applicable securities laws.

      Deutsche Bank Securities Inc. will make securities available for distribution on the Internet through a proprietary Web site and/or a third-party system operated by Market Axess Inc., an Internet-based communications technology provider. Market Axess Inc. is providing the system as a conduit for communications between Deutsche Bank Securities Inc. and its customers and is not a party to any transactions. Market Axess Inc. will not function as our underwriter or agent, nor will Market Axess Inc. act as a broker for any customer of Deutsche Bank Securities Inc. Market Axess Inc., a registered broker-dealer, will receive compensation from Deutsche Bank Securities Inc. based on transactions the underwriter conducts through the system. Deutsche Bank Securities Inc. will make securities available to its customers through the Internet distributions, whether made through a proprietary or third-party system, on the same terms as distributions made through other channels.

      The underwriter or its affiliates engage in various general financing and banking transactions with us and our affiliates.

LEGAL MATTERS

      Pietrantoni Méndez & Alvarez LLP, San Juan, Puerto Rico, will issue an opinion about the validity of the notes under Puerto Rico law. The validity of the notes under New York law will be passed upon for the underwriter by Sullivan & Cromwell LLP, New York, New York. Sullivan & Cromwell LLP will rely as to all matters of the laws of the Commonwealth of Puerto Rico upon the opinion of Pietrantoni Méndez & Alvarez LLP. Pietrantoni Méndez & Alvarez LLP will rely as to all matters of New York law on the opinion of Sullivan & Cromwell LLP. As of the date of this prospectus supplement, certain partners of Pietrantoni Méndez & Alvarez LLP owned, in the aggregate, approximately 3,675 shares of common stock of Doral Financial.

PROSPECTUS

DORAL FINANCIAL CORPORATION

$1,200,000,000

Debt Securities

Preferred Stock

Doral Financial will provide the specific terms of these securities in supplements to this prospectus. You should read this prospectus and the accompanying prospectus supplement carefully before you invest.

Investing in these securities involves risks. See “Risk Factors” beginning on page 6 of this prospectus.

      Neither the Securities and Exchange Commission nor any state or Commonwealth of Puerto Rico securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus or any accompanying prospectus supplement. Any representation to the contrary is a criminal offense.

      These securities are not deposits or savings accounts and are not insured by the Federal Deposit Insurance Corporation, the Bank Insurance Fund or any other governmental agency or instrumentality.

      Doral Financial may from time to time sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $1,200,000,000.

      Doral Financial may sell these securities directly or through one or more agents. The agents are not required to sell any specific number or amount of securities.

      Doral Financial may use this prospectus in the initial sale of any security. In addition, Doral Financial or its affiliates may use this prospectus in a market-making transaction in any security after its initial sale. Unless Doral Financial or its agent informs the purchaser otherwise, this prospectus is being used in a market-making transaction.

This prospectus is dated June 24, 2004

ABOUT THIS PROSPECTUS

      This prospectus is part of a registration statement that Doral Financial filed with the Securities and Exchange Commission using a “shelf” registration process. Under this shelf process, Doral Financial may sell any combination of debt securities and preferred stock in one or more offerings up to a total dollar amount of $1,200,000,000. Doral Financial may also issue debt securities and preferred stock upon conversion, exchange or exercise of any of the securities mentioned above.

      This prospectus provides you with a general description of the debt securities and the preferred stock that Doral Financial may issue. Each time Doral Financial sells securities, it will provide a prospectus supplement that will contain specific information about the terms of that offering. Such prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus and the applicable prospectus supplement together with the additional information described under the heading “Where You Can Find More Information.”

      The registration statement that contains this prospectus, including the exhibits to the registration statement, contains additional information about Doral Financial and the securities offered under this prospectus. That registration statement can be read at the Securities and Exchange Commission, or SEC, web site or at the SEC offices mentioned under the heading “Where You Can Find More Information.”

SUMMARY

      This summary provides a brief overview of the key aspects of Doral Financial and the most significant terms of the offered securities. For a more complete understanding of the terms of the offered securities, before making your investment decision, you should carefully read:

• this prospectus, which explains the general terms of the securities that Doral Financial may offer;

• the accompanying prospectus supplement, which (1) explains the specific terms of the securities being offered and (2) updates and changes information in this prospectus; and

• the documents referred to in “Where You Can Find More Information” on page 28 for information on Doral Financial, including its financial statements.

Doral Financial

      Doral Financial is a diversified financial services company engaged in mortgage banking, commercial banking, institutional broker-dealer and insurance agency activities. Doral Financial’s business activities are principally conducted in Puerto Rico and in the New York City metropolitan area.

      As of March 31, 2004, Doral Financial had consolidated assets of $12.0 billion and consolidated stockholders’ equity of approximately $1.7 billion.

      Doral Financial’s principal executive offices are located at 1451 Franklin D. Roosevelt Avenue, San Juan, Puerto Rico, and its telephone number is (787) 474-6700.

The Securities Doral

Financial May Offer

      Doral Financial may use this prospectus to offer up to a total dollar amount of $1,200,000,000 of any combination of:

• debt securities; and

• preferred stock.

A prospectus supplement will describe the specific types, amounts, prices and detailed terms of any of these offered securities.

Debt Securities

      The debt securities are unsecured general obligations of Doral Financial in the form of senior or subordinated debt. The senior debt will have the same rank as all of Doral Financial’s other unsecured and unsubordinated debt. The subordinated debt will be subordinated to all Senior Indebtedness and Other Financial Obligations, as these terms are defined below under “Description of Debt Securities — Subordination.”

      The senior and subordinated debt will be issued under separate indentures between Doral Financial and Deutsche Bank Trust Company Americas (formerly Bankers Trust Company), as trustee. Below are summaries of the general features of the debt securities from these indentures. For a more detailed description of these features, see “Description of Debt Securities” below. You are also encouraged to read the indentures, which are filed as exhibits to the registration statement of which this prospectus is a part. You can receive copies of these documents by following the directions on page 29.

General Indenture Provisions

that Apply to Senior and
Subordinated Debt Securities

•	The indentures do not limit the amount of debt securities that Doral Financial may issue or provide holders any protection should there be a highly leveraged transaction, recapitalization or restructuring involving Doral Financial.

However, the senior debt indenture does limit Doral Financial’s ability to sell, transfer or pledge the stock of any mortgage banking subsidiary that meets the financial thresholds set forth in the indenture. These thresholds are described below under “Description of Debt Securities.”

•	Each indenture allows for different types of debt securities, including fixed rate, floating rate or indexed securities, to be issued in series.

•	The indentures allow Doral Financial to merge or consolidate with another company, or sell all or substantially all of its assets to another company. If any of these events occur, the other company would be required to assume Doral Financial’s responsibilities for the debt securities. Unless the transaction results in an event of default, Doral Financial will be released from all liabilities and obligations under the debt securities when the successor company assumes Doral Financial’s responsibilities.

• The indentures provide that holders of a majority of the total principal amount of the senior debt securities and holders of a majority of the total principal amount of the subordinated debt securities outstanding in any series may vote to change Doral Financial’s obligations or your rights concerning those securities. However, some changes to the financial terms of a security, including changes in the payment of principal or interest on that security or the currency of payment, cannot be made unless every holder of that security consents to the change.

• Doral Financial may satisfy its obligations under the senior debt securities or be released from its obligation to comply with the limitations discussed above at any time by depositing sufficient amounts of cash or U.S. government securities with the trustee to pay Doral Financial’s obligations under the particular senior debt securities when due.

• The indentures govern the actions of the trustee with regard to the debt securities, including when the trustee is required to give notices to holders of the securities and when lost or stolen debt securities may be replaced.

Events of Default that

Apply to Senior Debt

      The events of default specified in the senior debt indenture include:

• failure to pay required interest for 30 days;

• failure to pay principal when due;

• failure to make a required sinking fund payment when due;

• failure to perform other covenants for 90 days after notice;

• acceleration of the senior debt securities of any other series or any indebtedness for borrowed money of Doral Financial and certain subsidiaries, in each case exceeding $5,000,000 in an aggregate principal amount; and

• certain events of insolvency, bankruptcy or reorganization involving Doral Financial and certain subsidiaries, whether voluntary or not.

Events of Default that

Apply to Subordinated Debt

      The only events of default specified in the subordinated debt indenture are certain events of insolvency, bankruptcy or reorganization involving Doral Financial.

Remedies

      If there were an event of default, the trustee or holders of 25% of the principal amount of debt securities outstanding in a series could demand that the principal be paid immediately. However, holders of a majority in principal amount of the securities in that series could rescind that acceleration of the debt securities.

      The subordinated debt indenture does not provide for any right of acceleration of the payment of principal of a series of subordinated debt securities upon a default in the payment of principal or interest or in the performance of any covenant or agreement in the subordinated debt securities or in the subordinated debt indenture. However, in the event of a default in the payment of principal or interest, the holder of any debt security shall have the right to institute a suit for the collection of such overdue payment.

Preferred Stock

      Doral Financial may issue preferred stock with various terms to be established by its board of directors or a committee designated by the board. Each series of preferred stock will be more fully described in the particular prospectus supplement that will accompany this prospectus, including redemption provisions, rights in the event of liquidation, dissolution or winding up of Doral Financial, voting rights and conversion rights.

      Generally, each series of preferred stock will rank on an equal basis with each other series of preferred stock and will rank prior to Doral Financial’s common stock. The prospectus supplement will also describe how and when dividends will be paid on the series of preferred stock.

Ratio of Earnings to Fixed

Charges and Ratio of Earnings
to Combined Fixed Charges and
Preferred Stock Dividends

      The following table shows (1) the ratio of earnings to fixed charges and (2) the ratio of earnings to combined fixed charges and preferred stock dividends of Doral Financial for each of the five most recent fiscal years and for the three months ended March 31, 2004. The ratio of earnings to fixed charges is a measure of Doral Financial’s ability to generate earnings to pay the fixed expenses of its debt. The ratio of earnings to combined fixed charges and preferred stock dividends is a measure of Doral Financial’s ability to generate earnings to pay the fixed expenses of its debt and dividends on its preferred stock.

      These computations include Doral Financial and its subsidiaries. For purposes of computing these ratios, “earnings” consist of income from continuing operations before income taxes plus fixed charges and amortization of capitalized interest, less interest capitalized. “Fixed charges” consist of interest expensed and capitalized, amortization of debt issuance costs and Doral Financial’s estimate of the interest component of rental expense. Ratios are presented both including and excluding interest on deposits. The term “preferred stock dividends” is the amount of pre-tax earnings that is required to pay dividends on Doral Financial’s outstanding preferred stock.

	Three Months
	Ended
	March 31,		Year ended Dec. 31,

	2004		2003		2002		2001		2000		1999

Ratio of Earnings to Fixed Charges

Including Interest on Deposits	2.87	x	2.44	x	1.98	x	1.55	x	1.33	x	1.46	x

Excluding Interest on Deposits	3.60	x	2.98	x	2.35	x	1.74	x	1.41	x	1.59	x
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

Including Interest on Deposits	2.49	x	2.23	x	1.87	x	1.49	x	1.29	x	1.41	x

Excluding Interest on Deposits	2.98	x	2.64	x	2.17	x	1.65	x	1.37	x	1.52	x

RISK FACTORS

      You should carefully consider the following factors and other information in this prospectus, including the information incorporated by reference in this prospectus, before deciding to invest in any of the offered securities.

Fluctuations in Interest Rates May Hurt Doral Financial’s Business.

      Interest rate fluctuations is the primary market risk affecting Doral Financial. Changes in interest rates affect the following areas of its business:

•	the number of mortgage loans it originates and purchases;

•	the interest income it earns on loans and securities;

•	the gain it recognizes on the sale of loans;

•	the value of its securities holdings; and

•	the value of its servicing asset and interest-only strips.

      Significant increases in interest rates reduce demand for mortgage loan originations and refinancings. Higher interest rates increase the cost of mortgage loans to consumers and therefore reduce demand for mortgage loans. Reduced demand for mortgage loans negatively impacts Doral Financial’s profits because it results in reduced loan originations by Doral Financial and lower mortgage origination income. Demand for refinance loans is generally more sensitive to increases in interest rates.

      Unexpected significant increases in interest rates reduce net interest income. Unexpected significant increases in short-term interest rates reduce net interest income, which makes up an important part of Doral Financial’s earnings. Net interest income is the difference between the interest received by Doral Financial on its assets and the interest paid on its borrowings. Most of Doral Financial’s assets, like its mortgage loans and mortgage-backed securities, are long-term assets with fixed interest rates. In contrast, most of Doral Financial’s borrowings are short-term. When interest rates rise, Doral Financial must pay more in interest while interest earned on its assets does not rise as quickly. This causes profits to decrease.

      Significant increases in interest rates may reduce or eliminate gain on sale of mortgage loans. If long-term interest rates increase significantly between the time Doral Financial commits to or establishes an interest rate on a mortgage loan and the time it sells the loan, Doral Financial may realize a reduced gain or a loss on that sale.

      Significant increases in interest rates may reduce the value of mortgage loans and securities’ holdings. Significant increases in interest rates may reduce the value of Doral Financial’s financial assets and have an adverse impact on its earnings and financial condition. Doral Financial owns a substantial portfolio of mortgage loans, mortgage-backed securities and other debt securities with fixed interest rates. The market value of an obligation with a fixed interest rate generally decreases when prevailing interest rates rise.

      Significant decreases in interest rates may adversely affect the value of Doral Financial’s servicing asset and interest-only strips. Significant decreases in interest rates lead to increases in the prepayment of mortgages by borrowers, which may reduce the value of Doral Financial’s servicing asset and interest-only strips, or IOs. Doral Financial’s servicing asset reflects the estimated present value of the fees it expects to receive on the mortgages it services over their expected term. IOs are the estimated present value of cash flows Doral Financial expects to receive on the economic interest it retains in loans sold or securitized by Doral Financial. If prepayments increase above expected levels, the value of Doral Financial’s servicing asset and IOs will decrease because the amount of future fees or cash flows expected to be received by Doral Financial from the servicing assets will decrease. Doral Financial may be required to recognize this decrease in value by taking a charge against its current earnings. As of March 31, 2004, the unamortized value of the servicing assets and IOs retained in sale and securitization transactions recorded on Doral Financial’s financial statements was $176.4 million and $678.1 million, respectively.

Doral Financial is exposed to credit risks from mortgage loans held pending sale or that have been sold subject to recourse arrangements.

      Doral Financial is generally at risk for mortgage loan defaults from the time it funds a loan until the time the loan is sold or securitized into a mortgaged-backed security. Doral Financial also often retains all or part of the credit risk on sales of mortgage loans that do not qualify for GNMA, FNMA or FHLMC sale or exchange programs and consequently may suffer losses on these loans. Doral Financial suffers losses on these loans when the proceeds from a foreclosure sale of the property underlying a defaulted mortgage loan are less than the outstanding principal balance of the loan and the costs of holding and disposing of the related property.

Doral Financial is subject to default risk in connection with the loans it originates for its own portfolio.

      Doral Financial is subject to the risk of loss from loan defaults and foreclosures with respect to the loans originated for its own portfolio, including those loans originated by its banking subsidiaries for investment. Doral Financial establishes provisions for loan losses, which are charged to operations, in order to maintain its allowance for loan losses at a level which management deems to be appropriate based upon management’s assessment of prior loss experience, the volume and type of lending being conducted, industry standards, past due loans, general economic conditions in its market area and other factors related to the collectibility of the loan portfolio. Although Doral Financial’s management utilizes its best judgment in providing for loan losses, there can be no assurance that management has accurately estimated the level of future loan losses or that Doral Financial will not have to increase its provisions for loan losses in the future as a result of future increases in non-performing loans or for other reasons beyond its control. Any such increases in Doral Financial’s provisions for loan losses or any loan losses in excess of its provisions for loan losses could have a negative impact on Doral Financial’s future financial condition and results of operations.

Increases in Doral Financial’s originations of construction and commercial loans have increased Doral Financial’s credit risks.

      Doral Financial’s increase in originations of construction loans and mortgage loans secured by income producing residential buildings and commercial properties has increased the credit risks to which Doral Financial is exposed. These types of loans involve greater credit risks than residential mortgage loans because they are larger in size and concentrate more risk in a single borrower. The properties securing these loans are also harder to dispose of in foreclosure.

Doral Financial is exposed to greater risk because its business is concentrated in Puerto Rico.

      Doral Financial’s business activities and credit exposure are concentrated in Puerto Rico. Consequently, its financial condition and results of operations are highly dependent on economic conditions in Puerto Rico. Adverse political or economic developments or nature-related occurrences, such as hurricanes, could result in a downturn in loan originations, an increase in the level of nonperforming assets, an increase in the rate of foreclosure loss on mortgage loans and a reduction in the value of Doral Financial’s loans and loan servicing portfolio, all of which would negatively affect Doral Financial’s profitability.

Doral Financial is subject to risks in servicing loans for others.

      Doral Financial’s profitability may also be adversely affected by delinquencies and defaults on mortgage loans that it services for third parties. Under many of its servicing contracts, Doral Financial must forward all or part of the scheduled payments to the owner of a mortgage loan, even when mortgage loan payments are delinquent. In addition, in order to protect their liens on mortgaged properties, owners of mortgage loans usually require that Doral Financial, as servicer, pay mortgage and hazard insurance and tax payments on schedule even if sufficient escrow funds are not available. Doral Financial generally recovers its advances from the mortgage owner or from liquidation proceeds when the mortgage loan is foreclosed. However, in the interim, Doral Financial must absorb the cost of the funds it advances during the time the advance is outstanding. Doral Financial must also bear the increased cost of attempting to collect on delinquent and defaulted mortgage loans. In addition, if a default is not cured, the mortgage loan will be canceled as part of the foreclosure proceedings and Doral Financial will not receive any future servicing income with respect to that loan.

Competition with other financial institutions could adversely affect the profitability of Doral Financial’s U.S. operations.

      Doral Financial anticipates that it will encounter greater competition as it expands its operations on the United States mainland. Many institutions with which Doral Financial competes on the U.S. mainland have significantly greater assets, capital, name recognition and other resources. As a result, many of Doral Financial’s competitors on the U.S. mainland have advantages in conducting certain businesses and providing certain services. Increased competition could force Doral Financial to increase the rates it offers on deposits or lower the rates it charges on loans and, consequently, could adversely affect the profitability of Doral Financial’s U.S. operations.

Changes in statutes and regulations could adversely affect Doral Financial.

      As a financial institution, Doral Financial is subject to extensive federal and local governmental supervision and regulation. Any change in regulation, whether by applicable regulators or as a result of legislation enacted by the United States Congress or by the applicable local legislatures, could have a substantial impact on Doral Financial’s operations and profitability.

DORAL FINANCIAL

      Doral Financial Corporation is a diversified financial services company organized under the laws of the Commonwealth of Puerto Rico. Its main lines of business are described below.

•	Banking — Doral Financial conducts its banking business in Puerto Rico through its commercial banking subsidiary, Doral Bank. Doral Financial also conducts banking activities in the New York City metropolitan area through its federal savings bank subsidiary, Doral Bank, FSB. As of March 31, 2004 Doral Financial operated 38 branches in Puerto Rico and five branches in the New York City metropolitan area.

•	Mortgage banking — Doral Financial conducts its mortgage banking business in Puerto Rico primarily through its HF Mortgage Bankers division, and through its subsidiaries, Doral Mortgage Corporation, Centro Hipotecario de Puerto Rico, Inc. and Sana Investment Mortgage Bankers, Inc. Doral Financial is the leading mortgage banking institution in Puerto Rico based on the volume of origination of first mortgage loans secured by single family residences and the size of its mortgage servicing portfolio. Doral Financial conducts mortgage banking activities in the mainland United States through Doral Money, Inc. As of March 31, 2004, Doral Financial operated 58 mortgage banking offices in Puerto Rico and one office on the United States mainland.

•	Broker-Dealer — Doral Financial conducts its securities business in Puerto Rico through its broker-dealer subsidiary, Doral Securities, Inc. Doral Securities offers institutional brokerage, financial advisory and investment banking services.

•	Insurance Agency — Doral Financial conducts its insurance agency activities in Puerto Rico through Doral Insurance Agency, Inc., which commenced operations during December 2000.

      Because Doral Financial is a holding company, the claims of creditors and any preferred stockholders of Doral Financial’s subsidiaries will have a priority over Doral Financial’s equity rights and the rights of Doral Financial’s creditors, including the holders of debt securities and preferred stockholders, to participate in the assets of the subsidiary upon the subsidiary’s liquidation. As of March 31, 2004, Doral Financial’s subsidiaries had $8.3 billion of outstanding indebtedness (including $3.2 billion in deposits) to which Doral Financial’s debt securities and preferred would be effectively subordinated.

      Doral Financial’s subsidiaries that operate in the banking and securities business can only pay dividends if they are in compliance with the applicable regulatory requirements of federal and state bank regulatory authorities and securities regulators. Doral Financial must also maintain the required capital levels of a bank holding company before it may pay dividends on its stock.

      There are various statutory and regulatory limitations on the extent to which Doral Bank, Doral Bank, FSB or any other banking subsidiary organized or acquired in the future can finance or otherwise transfer funds to Doral Financial or its nonbanking subsidiaries, either in the form of loans, extensions of credit, investments or asset purchases.

•	Such transfers by any banking subsidiary to Doral Financial or any nonbanking subsidiary are limited to 10% of the banking subsidiary’s capital and surplus, and with respect to Doral Financial and all such nonbanking subsidiaries taken as a whole, to an aggregate of 20% of the banking subsidiary’s capital and surplus. For these purposes, capital stock and surplus includes the institution’s total risk-based capital plus the balance of its allowance for loan losses not included in risk-based capital.

•	Furthermore, loans and extensions of credit are required to be secured in specified amounts and are required to be on terms and conditions consistent with safe and sound banking practices.

      In addition, there are regulatory limitations on the payment of dividends directly or indirectly to Doral Financial. Federal and Puerto Rico authorities also have the right to further limit the payment of dividends by banking subsidiaries.

      Under Federal Reserve Board policy, a bank holding company like Doral Financial is expected to act as a source of financial strength to each of its subsidiary banks and to commit resources to support each subsidiary bank. As a result of that policy, Doral Financial may be required to commit resources to support Doral Bank, Doral Bank, FSB or any other banking subsidiary created in the future in circumstances in which it might not do so absent such policy. In addition, capital loans by a bank holding company to its subsidiary depository institutions are subordinated in right of payment to deposits and to certain other indebtedness of the subsidiary depository institution. In the event of a bank holding company’s bankruptcy, a commitment by a bank holding company to regulators to maintain the capital of a banking subsidiary will be assumed by the bankruptcy trustee and entitled to priority of payment.

      For a discussion of the material elements of the regulatory framework applicable to financial holding companies, bank holding companies and their subsidiaries, including the regulatory limits on the payment of dividends by Doral Financial and its subsidiaries and specific information relevant to Doral Financial, refer to Doral Financial’s Annual Report on Form 10-K for the year ended December 31, 2003, and any subsequent reports filed by Doral Financial with the SEC, which are incorporated by reference in this prospectus (other than the information in such documents that is deemed, in accordance with SEC Rules, not to have been filed). This regulatory framework is intended primarily for the protection of depositors and the deposit insurance funds that insure deposits of banks, rather than for the protection of security holders. A change in the statutes, regulations or regulatory policies applicable to Doral Financial or its subsidiaries may have a material effect on Doral Financial’s business.

USE OF PROCEEDS

      Unless otherwise specified in the applicable prospectus supplement, Doral Financial intends to use the net proceeds from the sale of the offered securities for general corporate purposes, which may include (1) funding its commercial banking, mortgage banking and investment activities, (2) making capital contributions or extensions of credit to its existing and future banking and non-banking subsidiaries, (3) funding possible acquisitions of other financial institutions and (4) repayment of outstanding borrowings. The precise amounts and timing of the application of proceeds will depend on various factors existing at the time of offering of the securities, including the funding requirements of Doral Financial’s subsidiaries. Until used, the proceeds may be temporarily invested in marketable securities. Doral Financial does not currently have any plans to use the proceeds from any offering for an acquisition or to repay outstanding borrowings.

DESCRIPTION OF DEBT SECURITIES

      The debt securities will be direct unsecured general obligations of Doral Financial and will be either senior or subordinated debt. The debt securities will be issued under separate indentures between Doral Financial and Deutsche Bank Trust Company Americas (formerly Bankers Trust Company). Senior debt securities will be issued under a senior debt indenture and subordinated debt securities will be issued under a subordinated debt indenture. The senior debt indenture and the subordinated debt indenture are sometimes referred to in this prospectus individually as an “indenture” and collectively as the “indentures.” The forms of the indentures have been filed with the SEC as exhibits to the registration statement of which this prospectus forms a part.

      The following briefly summarizes the material provisions of the indentures and the debt securities, other than pricing and related terms disclosed in the accompanying prospectus supplement. The summary is not complete. Each particular debt security will have financial and other terms specific to it, and the specific terms of each debt security will be described in the applicable prospectus supplement. You should read the more detailed provisions of the applicable indenture for provisions that may be important to you. So that you can easily locate these provisions, the numbers in parenthesis below refer to sections in the applicable indenture or, if no indenture is specified, to sections in each of the indentures. Whenever particular sections or defined terms of the applicable indenture are referred to, such sections or defined terms are incorporated into this prospectus by reference, and the statement in this prospectus is qualified by that reference.

General

      The senior debt securities will be unsecured and rank equally with all of Doral Financial’s other senior and unsubordinated debt. The subordinated debt securities will be unsecured and will be subordinated to all of Doral Financial’s Senior Indebtedness (as defined below under “— Subordination”). In certain events of insolvency, the subordinated debt securities will also be subordinated to all of Doral Financial’s Other Financial Obligations (as defined below under “— Subordination”). As of March 31, 2004, Doral Financial had approximately $1.7 billion of Senior Indebtedness and Other Financial Obligations outstanding.

      A prospectus supplement relating to any series of debt securities being offered will include specific terms relating to the offering. These terms will include some or all of the following:

•	The title of the debt securities and whether the debt securities will be senior or subordinated debt;

•	The total principal amount of the debt securities;

•	The percentage of the principal amount at which the debt securities will be issued and any payments due if the maturity of the debt securities is accelerated;

•	The dates on which the principal of the debt securities will be payable;

•	Whether the debt security is a fixed rate debt security, a floating rate debt security or an indexed debt security, and also whether it is an original issue discount debt security;

•	If the debt security is a fixed rate debt security, the rate at which the debt security will bear interest, if any, the regular record dates and the interest payment dates;

•	If the debt security is a floating rate debt security, the interest rate basis; any applicable index, currency or maturity, spread or spread multiplier or initial, maximum or minimum rate; the interest reset, determination, calculation, record date and payment dates; and the calculation agent;

•	If the debt security is an original issue discount debt security, the yield to maturity;

•	If the debt security is an indexed debt security, the principal amount Doral Financial will pay you at maturity, the amount of interest, if any, Doral Financial will pay you on an interest payment date or the formula Doral Financial will use to calculate these amounts, if any, and whether your debt security will be exchangeable for or payable in our stock;

•	Any mandatory or optional redemption provisions;

•	Any sinking fund or other provisions that would obligate Doral Financial to repurchase or otherwise redeem the debt securities;

•	Any provisions granting special rights to holders when a specified event occurs;

•	Any changes to or additional events of defaults or covenants;

•	Any special tax implications of the debt securities, including provisions for original issue discount securities, if offered; and

•	Any other terms of the debt securities that are consistent with the provisions of the indentures.

      The indentures do not limit the amount of debt securities that may be issued. Each indenture allows debt securities to be issued up to the principal amount that may be authorized by Doral Financial and may be in any currency or currency unit designated by Doral Financial. (Sections 3.01 and 3.03.)

      The terms on which a series of debt securities may be converted into or exchanged for other securities of Doral Financial will be set forth in the prospectus supplement relating to each series. Such terms will include provisions as to whether conversion or exchange is mandatory, at the option of the holder or at the option of Doral Financial. The terms may include provisions pursuant to which the securities of Doral Financial to be received by the holders of such series of debt securities may be adjusted.

Denominations

      Unless otherwise provided in the accompanying prospectus supplement, debt securities will be issued in registered form in denominations of $1,000 each and any multiples thereof. (Section 3.02.)

Subordination

      Under the subordinated debt indenture, payment of the principal, interest and any premium on the subordinated debt securities will generally be subordinated and junior in right of payment to the prior payment in full of all Senior Indebtedness (as defined below). The subordinated debt indenture provides that no payment of principal, interest or any premium on the subordinated debt securities may be made unless Doral Financial pays in full the principal, interest, any premium or any other amounts on any Senior Indebtedness then due. Also, no payment of principal, interest or any premium on the subordinated debt securities may be made if there shall have occurred and be continuing an event of default with respect to any Senior Indebtedness permitting the holders thereof to accelerate the maturity thereof, or if any judicial proceeding shall be pending with respect to any such default.

      If there is any insolvency, bankruptcy, liquidation or other similar proceeding relating to Doral Financial, then all Senior Indebtedness must be paid in full before any payment may be made to any holders of subordinated debt securities. If after payment of the Senior Indebtedness there remains any amounts available for distribution and any person entitled to payment pursuant to the terms of Other Financial Obligations has not been paid in full all amounts due or to become due on the Other Financial Obligations, then these remaining amounts shall first be used to pay in full the Other Financial Obligations before any payment may be made to the holders of subordinated debt securities. Holders of subordinated debt securities must deliver any payments received by them to the holders of senior indebtedness and Other Financial Obligations until all Senior Indebtedness and Other Financial Obligations are paid in full. (Subordinated debt indenture, Section 16.02.)

      The subordinated debt indenture will not limit the amount of Senior Indebtedness and Other Financial Obligations that Doral Financial may incur.

      “Senior Indebtedness” means any of the following, whether incurred before or after the execution of the subordinated debt indenture:

(1)	all obligations of Doral Financial for the repayment of borrowed money,

(2)	all obligations of Doral Financial for the deferred purchase price of property, but excluding trade accounts payable in the ordinary course of business,

(3)	all capital lease obligations of Doral Financial, and

(4)	all obligations of the type referred to in clauses (1) through (3) of other persons that Doral Financial has guaranteed or that is otherwise its legal liability;

      but Senior Indebtedness does not include:

(a)	the subordinated debt securities; and

(b)	indebtedness that by its terms is subordinated to, or ranks on an equal basis with, the subordinated debt securities.

      “Other Financial Obligations” means all obligations of Doral Financial to make payment pursuant to the terms of financial instruments, such as:

(1)	securities contracts and foreign currency exchange contracts,

(2)	derivative instruments, like swap agreements, cap agreements, floor agreements, collar agreements, interest rate agreements, foreign exchange agreements, options, commodity futures contracts and commodity option contracts, and

(3)	similar financial instruments;

      but Other Financial Obligations does not include:

(a)	Senior Indebtedness, and

(b)	indebtedness that by its terms is subordinated to, or ranks on an equal basis with, the subordinated debt securities.

Limitations on Liens and Disposition of Stock of Principal Mortgage Banking Subsidiaries

      The senior debt indenture provides that Doral Financial will not, and will not permit any Subsidiary to, incur, issue, assume or guarantee any indebtedness for money borrowed if such indebtedness is secured by a pledge of, lien on, or security interest in any shares of Voting Stock of any Principal Mortgage Banking Subsidiary, without providing that each series of senior debt securities and, at Doral Financial’s option, any other senior indebtedness ranking equally with the senior debt securities, shall be secured equally and ratably with such indebtedness. This limitation shall not apply to indebtedness secured by a pledge of, lien on or security interest in any shares of Voting Stock of any corporation at the time it becomes a Principal Mortgage Banking Subsidiary. (Senior debt indenture, Section 12.06.)

      The senior debt indenture also provides that Doral Financial will not sell, assign, transfer or otherwise dispose of any shares of, securities convertible into or options, warrants or rights to subscribe for or purchase shares of, Voting Stock (other than directors’ qualifying shares) of any Principal Mortgage Banking Subsidiary and will not permit any Principal Mortgage Banking Subsidiary to issue (except to Doral Financial) any shares of, securities convertible into or options, warrants or rights to subscribe for or purchase shares of, Voting Stock of any Principal Mortgage Banking Subsidiary, except for sales, assignments, transfers or other dispositions that:

•	are for fair market value on the date thereof, as determined by the board of directors of Doral Financial (which determination shall be conclusive) and, after giving effect to such disposition and to any possible dilution, Doral Financial will own not less than 80% of the shares of Voting Stock of such Principal Mortgage Banking Subsidiary then issued and outstanding free and clear of any security interest;

•	are made in compliance with an order of a court or regulatory authority of competent jurisdiction, as a condition imposed by any such court or authority permitting the acquisition by Doral Financial, directly or indirectly, of any other mortgage banking institution or entity the activities of which are legally permissible for a bank holding company or a subsidiary thereof to engage in, or as an undertaking made to such authority in connection with such an acquisition;

•	are made where such Principal Mortgage Banking Subsidiary, having obtained any necessary regulatory approvals, unconditionally guarantees payment when due of the principal of and premium, if any, and interest on the debt securities; or

•	are made to Doral Financial or any wholly-owned subsidiary if such wholly-owned subsidiary agrees to be bound by this covenant and Doral Financial agrees to maintain such wholly-owned subsidiary as a wholly-owned subsidiary.

      Notwithstanding the foregoing, any Principal Mortgage Banking Subsidiary may be merged into or consolidated with another mortgage banking institution organized if, after giving effect to such merger or consolidation, Doral Financial or any wholly-owned subsidiary owns at least 80% of the Voting stock of such other mortgage banking institution then issued and outstanding free and clear of any security interest and if, immediately after giving effect thereto and treating any such resulting institution thereafter as a Principal Mortgage Banking Subsidiary and as a subsidiary for purposes of the senior debt indenture, no event of default, and no event that, after the giving of notice or lapse of time or both, would become an event of default under the senior debt indenture, has occurred and is continuing.

      The subordinated debt indenture does not contain any of the foregoing limitations on the creation of liens or disposition of Principal Mortgage Banking Subsidiaries and these limitations are not for the benefit of any series of subordinated debt securities.

      “Principal Mortgage Banking subsidiary” means a Subsidiary, including its subsidiaries, that is principally engaged in the mortgage banking business and meets any of the following conditions:

•	Doral Financial’s and its other Subsidiaries’ investments in and advances to the subsidiary exceed 30 percent of the total assets of Doral Financial and its Subsidiaries consolidated as of the end of the most recently completed fiscal year;

•	Doral Financial’s and its other Subsidiaries’ proportionate share of the total assets of the subsidiary after intercompany eliminations exceeds 30 percent of the total assets of Doral Financial and its Subsidiaries consolidated as of the end of the most recently completed fiscal year; or

•	Doral Financial’s and its other Subsidiaries’ equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principles of the Subsidiary exceeds 30 percent of such income of Doral Financial and its subsidiaries consolidated for the most recently completed fiscal year.

      “Principal Mortgage Banking Subsidiary” does not include, however, any Subsidiary that is a bank or savings association unless Doral Financial transfers to such bank or savings association the mortgage banking business conducted by Doral Mortgage Corporation or Doral Financial’s HF Mortgage Bankers Division as of the date of this prospectus.

      “Subsidiary” means any corporation of which securities entitled to elect at least a majority of the corporation’s directors shall at the time be owned, directly or indirectly, by Doral Financial, and/or one or more Subsidiaries.

      “Voting Stock” means capital stock the holders of which have general voting power under ordinary circumstances to elect at least a majority of the board of directors of a corporation, except capital stock that carries only the right to vote conditioned on the happening of an event regardless of whether such event shall have happened. (Senior debt indenture, Sections 1.01, 12.06 and 12.07.)

Consolidation, Merger or Sale

      Each indenture generally permits a consolidation or merger between Doral Financial and another corporation. They also permit Doral Financial to sell all or substantially all of its property and assets. If this happens, the remaining or acquiring corporation shall assume all of Doral Financial’s responsibilities and liabilities under the indentures including the payment of all amounts due on the debt securities and performance of the covenants in the indentures.

      However, Doral Financial will only consolidate or merge with or into any other corporation or sell all or substantially all of its assets according to the terms and conditions of the indentures. The remaining or acquiring corporation will be substituted for Doral Financial in the indentures with the same effect as if it had been an original party to the indenture. Thereafter, the successor corporation may exercise Doral Financial’s rights and powers under any indenture, in Doral Financial’s name or in its own name. Any act or proceeding required or permitted to be done by Doral Financial’s board of directors or any of its officers may be done by the board or officers of the successor corporation. If Doral Financial merges with or into any other corporation or sells all or substantially all of its assets, it shall be released from all liabilities and obligations under the indentures and under the debt securities. (Sections 10.01 and 10.02.)

Modification of Indentures

      Under each indenture, Doral Financial’s rights and obligations and the rights of the holders may be modified with the consent of the holders of a majority in aggregate principal amount of the outstanding debt securities of each series affected by the modification. No modification of the principal or interest payment terms, and no modification reducing the percentage required for modifications, is effective against any holder without its consent. (Sections 11.01 and 11.02.)

Events of Default

      The senior debt indenture provides that an “event of default” regarding any series of senior debt securities will be any of the following:

•	failure to pay interest on any debt security of such series for 30 days;

•	failure to pay the principal or any premium on any debt security of such series when due;

•	failure to deposit any sinking fund payment when due by the terms of a debt security of such series;

•	failure to perform any other covenant in the indenture that continues for 90 days after being given written notice;

•	acceleration of the senior debt securities of any other series or any other indebtedness for borrowed money of Doral Financial or any Significant Subsidiary (as defined below), in each case exceeding $5,000,000 in aggregate principal amount;

•	certain events involving bankruptcy, insolvency or reorganization of Doral Financial or any Significant Subsidiary; or

•	any other event of default included in any indenture or supplemental indenture. (Section 5.01.)

      “Significant Subsidiary” means a Subsidiary, including its Subsidiaries, that meets any of the following conditions:

•	Doral Financial’s and its other Subsidiaries’ investments in and advances to the Subsidiary exceed 10 percent of the total assets of Doral Financial and its Subsidiaries consolidated as of the end of the most recently completed fiscal year;

•	Doral Financial’s and its other Subsidiaries’ proportionate share of the total assets of the subsidiary after intercompany eliminations exceeds 10 percent of the total assets of Doral Financial and its subsidiaries consolidated as of the end of the most recently completed fiscal year; or

•	Doral Financial’s and its other Subsidiaries’ equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principles of the Subsidiary exceeds 10 percent of such income of Doral Financial and its subsidiaries consolidated for the most recently completed fiscal year.

      The subordinated debt indenture provides that an “event of default” regarding any series of subordinated debt securities will occur only upon certain events involving bankruptcy, insolvency or reorganization of Doral Financial. A default in the payment of principal or interest or in the performance of any covenant or agreement in the subordinated debt securities of any series or in the subordinated indenture is not an event of default under the subordinated debt indenture and does not provide for any right of acceleration of the payment of principal of a series of subordinated debt securities. However, in the event of a default in the payment of principal or interest, the holder of any debt security shall have the right to institute a suit for the collection of such overdue payment.

      An event of default for a particular series of debt securities does not necessarily constitute an event of default for any other series of debt securities issued under an indenture. The trustee may withhold notice to the holders of debt securities of any default (except in the payment of principal or interest) if it considers such withholding of notice to be in the best interests of the holders. (Section 6.02.)

      If an event of default for any series of debt securities occurs and continues, the trustee or the holders of at least 25% in aggregate principal amount of the debt securities of the series may declare the entire principal of all the debt securities of that series to be due and payable immediately. If this happens, subject to certain conditions, the holders of a majority of the aggregate principal amount of the debt securities of that series can void the declaration. (Section 5.02.)

      Other than its duties in case of a default, a trustee is not obligated to exercise any of its rights or powers under any indenture at the request, order or direction of any holders, unless the holders offer the trustee reasonable indemnity. (Section 6.01.) If they provide this reasonable indemnification, the holders of a majority in principal amount of any series of debt securities may direct the time, method and place of conducting any proceeding or any remedy available to the trustee, or exercising any power conferred upon the trustee, for each series of debt securities. (Section 5.12.)

Covenants

      Under the indentures, Doral Financial will agree to:

•	pay the principal, interest and any premium on the debt securities when due;

•	maintain a place of payment;

•	deliver a report to the trustee at the end of each fiscal year certifying as to the absence of events of default and to Doral Financial’s compliance with the terms of the indentures; and

•	deposit sufficient funds with any paying agent on or before the due date for any principal, interest or any premium.

Payment and Transfer

      Principal, interest and any premium on fully registered securities will be paid at designated places. Payment will be made by check mailed to the persons in whose names the debt securities are registered on days specified in the indentures or any prospectus supplement. Debt securities payments in other forms will be paid at a place designated by Doral Financial and specified in a prospectus supplement. (Section 3.07.)

      Fully registered securities may be transferred or exchanged at the corporate trust office of the trustee or at any other office or agency maintained by Doral Financial for such purposes, without the payment of any service charge except for any tax or governmental charge. (Section 3.05.)

Global Securities

      The debt securities of a series may be issued in whole or in part in the form of one or more global certificates that will be deposited with a depositary identified in a prospectus supplement. Unless it is exchanged in whole or in part for debt securities in definitive form, a global certificate may generally be transferred only as a whole unless it is being transferred to certain nominees of the depositary. (Section 2.03.)

      Unless otherwise stated in any prospectus supplement, The Depository Trust Company, New York, New York (“DTC”) will act as depositary. Beneficial interests in global certificates will be shown on, and transfers of global certificates will be effected only through records maintained by DTC and its participants.

Defeasance

      Doral Financial will be discharged from its obligations on the senior debt securities of any series at any time if it deposits with the trustee sufficient cash or government securities to pay the principal, interest, any premium and any other sums due to the stated maturity date or a redemption date of the senior debt securities of the series. Doral Financial must also deliver to the trustee an opinion of counsel to the effect that the holders of the senior debt securities of that series will have no federal income tax consequences as a result of such deposit. If this happens, the holders of the senior debt securities of the series will not be entitled to the benefits of the senior debt indenture except for registration of transfer and exchange of senior debt securities and replacement of lost, stolen or mutilated senior debt securities. (Senior debt indenture, Section 15.02.)

      The subordinated debt indenture does not contain provisions for the defeasance and discharge of Doral Financial’s obligations on the subordinated debt securities and the subordinated indenture.

The Trustee

      Deutsche Bank Trust Company Americas (formerly Bankers Trust Company) will be the trustee under the indentures. It is also trustee under another indenture with Doral Financial pursuant to which Doral Financial’s 7.84% Senior Notes due 2006 were issued. In addition, it is the administrative and syndicate agent and a lender under syndicated credit agreements which provide for credit facilities to Doral Financial. An affiliate of Deutsche Bank Trust Company Americas has also acted as an underwriter in connection with a public offering of shares of common stock of Doral Financial. The trustee and its affiliates may have other relations with Doral Financial in the ordinary course of business.

      The occurrence of any default under either the senior debt indenture or the indenture relating to the 7.84% Senior Notes and the subordinated debt indenture could create a conflicting interest for the trustee under the Trust Indenture Act. If such default has not been cured or waived within 90 days after the trustee has or acquired a conflicting interest, the trustee would generally be required by the Trust Indenture Act to eliminate such conflicting interest or resign as trustee with respect to both the 7.84% Senior Notes and the debt securities issued under the senior debt indenture or with respect to the subordinated debt securities issued under the subordinated debt indenture. In the event of the trustee’s resignation, Doral Financial shall promptly appoint a successor trustee with respect to the affected securities.

      The Trust Indenture Act also imposes certain limitations on the right of the trustee, as a creditor of Doral Financial, to obtain payment of claims in certain cases, or to realize on certain property received in respect to any such claim or otherwise. The trustee will be permitted to engage in other transactions with Doral Financial, provided that if it acquires a conflicting interest within the meaning of Section 310 of the Trust Indenture Act, it must generally either eliminate such conflict or resign.

DESCRIPTION OF PREFERRED STOCK

      The following briefly summarizes the material terms of Doral Financial’s preferred stock, other than pricing and related terms which will be disclosed in a prospectus supplement. You should read the particular terms of any series of preferred stock offered by Doral Financial which will be described in more detail in any prospectus supplement relating to such series, together with the more detailed provisions of Doral Financial’s restated certificate of incorporation and the certificate of designation relating to each particular series of preferred stock for provisions that may be important to you. The restated certificate of incorporation is filed as an exhibit to the registration statement of which this prospectus forms a part. The certificate of designation with respect to any series of preferred stock will be filed with the SEC as an exhibit to a document incorporated by reference in this prospectus concurrently with the offering of such preferred stock. The prospectus supplement will also state whether any of the terms summarized below do not apply to the series of preferred stock being offered. For a description of Doral Financial’s outstanding preferred stock, see “Description of Capital Stock.”

General

      Under Doral Financial’s restated certificate of incorporation, the board of directors of Doral Financial is authorized to issue shares of preferred stock in one or more series, and to establish from time to time a series of preferred stock with the following terms specified:

•	the number of shares to be included in the series;

•	the designation, powers, preferences and rights of the shares of the series; and

•	the qualifications, limitations or restrictions of such series, except as otherwise stated in the restated certificate of incorporation.

      Prior to the issuance of any series of preferred stock, the board of directors of Doral Financial will adopt resolutions creating and designating the series as a series of preferred stock and the resolutions will be filed in a certificate of designation as an amendment to the restated certificate of incorporation. The term “board of directors of Doral Financial” includes any duly authorized committee.

      The preferred stock will be, when issued, fully paid and nonassessable. Holders of preferred stock will not have any preemptive or subscription rights to acquire more stock of Doral Financial.

      The transfer agent, registrar, dividend disbursing agent and redemption agent for shares of each series of preferred stock will be named in the prospectus supplement relating to such series.

      The rights of holders of the preferred stock offered may be adversely affected by the rights of holders of any shares of preferred stock that may be issued in the future. The board of directors may cause shares of preferred stock to be issued in public or private transactions for any proper corporate purpose. Examples of proper corporate purposes include issuances to obtain additional financing in connection with acquisitions or otherwise, and issuances to officers, directors and employees of Doral Financial and its subsidiaries pursuant to benefit plans or otherwise. Shares of preferred stock issued by Doral Financial may have the effect of rendering more difficult or discouraging an acquisition of Doral Financial deemed undesirable by the board of directors of Doral Financial.

Rank

      Unless otherwise specified in the prospectus supplement relating to the shares of any series of preferred stock, such shares will rank on an equal basis with each other series of preferred stock and prior to the common stock as to dividends and distributions of assets.

Dividends

      Holders of each series of preferred stock will be entitled to receive cash dividends, when, as and if declared by the board of directors of Doral Financial out of funds legally available for dividends.

The rates and dates of payment of dividends will be set forth in the prospectus supplement relating to each series of preferred stock. Dividends will be payable to holders of record of preferred stock as they appear on the books of Doral Financial on the record dates fixed by the board of directors. Dividends on any series of preferred stock may be cumulative or noncumulative.

      Doral Financial is a party to contracts that prevent it from paying dividends if it does not comply with some terms of those contracts. The agreement pursuant to which Doral Financial issued its 7.84% Senior Notes due 2006 prohibits Doral Financial from paying dividends if the aggregate amount of dividends paid on its capital stock, including all series of preferred stock, would exceed the sum of the following:

•	50% of consolidated net income earned since October 1, 1996, and prior to the end of the fiscal quarter ending not less than 45 days prior to the proposed dividend payment date;

•	$15 million; and

•	the net proceeds of any sale of capital stock after October 1, 1996.

      Doral Financial is a party to a warehousing loan agreement with Citibank, N.A. that limits the aggregate amount of cash dividends that Doral Financial may pay on its capital stock during a fiscal year to 50% of consolidated net income for the immediately preceding fiscal year. Doral Financial has also entered into a credit agreement with FirstBank Puerto Rico that restricts the amount of dividends that Doral Financial may pay in any year to an amount not to exceed Doral Financial’s consolidated retained earnings as of the end of the immediately preceding fiscal year.

      Doral Financial may not declare, pay or set apart for payment dividends on the preferred stock unless full dividends on any other series of preferred stock that ranks on an equal or senior basis have been paid or sufficient funds have been set apart for payment for:

•	all prior dividend periods of the other series of preferred stock that pay dividends on a cumulative basis; or

•	the immediately preceding dividend period of the other series of preferred stock that pay dividends on a noncumulative basis.

      Partial dividends declared on shares of preferred stock and any other series of preferred stock ranking on an equal basis as to dividends will be declared pro rata.

      Similarly, Doral Financial may not declare, pay or set apart for payment non-stock dividends or make other payments on the common stock or any other stock of Doral Financial ranking junior to the preferred stock until full dividends on the preferred stock have been paid or set apart for payment for:

•	all prior dividend periods if the preferred stock pays dividends on a cumulative basis; or

•	the dividend period established in the certificate of designation for each series of preferred stock if the preferred stock pays dividends on a noncumulative basis.

Conversion or Exchange

      The applicable prospectus supplement for any series of preferred stock will state the terms, if any, on which shares of that series are convertible into shares of another series of preferred stock or debt securities of Doral Financial.

      If so determined by the board of directors of Doral Financial, the holders of shares of preferred stock of any series may be obligated at any time or at maturity to exchange such shares for preferred stock of another series or debt securities of Doral Financial. The terms of any such exchange and any such preferred stock or debt securities will be described in the prospectus supplement relating to such series of preferred stock.

Redemption

      If so specified in the applicable prospectus supplement, a series of preferred stock may be redeemable at any time, in whole or in part, at the option of Doral Financial or the holder thereof and may be mandatorily redeemed.

      Any partial redemptions of preferred stock will be made in a way that the board of directors decides is equitable.

      Unless Doral Financial defaults in the payment of the redemption price, dividends will cease to accrue after the redemption date on shares of preferred stock called for redemption and all rights of holders of such shares will terminate except for the right to receive the redemption price.

Liquidation Preference

      Upon any voluntary or involuntary liquidation, dissolution or winding up of Doral Financial, holders of each series of preferred stock will be entitled to receive distributions upon liquidation in the amount set forth in the prospectus supplement relating to such series of preferred stock. Such distributions will be made before any distribution is made on any securities ranking junior relating to liquidation, including common stock.

      If the liquidation amounts payable relating to the preferred stock of any series and any other securities ranking on a parity regarding liquidation rights are not paid in full, the holders of the preferred stock of such series and such other securities will share in any such distribution of available assets of Doral Financial on a ratable basis in proportion to the full liquidation preferences. Holders of such series of preferred stock will not be entitled to any other amounts from Doral Financial after they have received their full liquidation preference.

Voting rights

      The holders of shares of preferred stock will have no voting rights, except:

•	as otherwise stated in the prospectus supplement;

•	as otherwise stated in the certificate of designation establishing such series; or

•	as required by applicable law.

      Under regulations adopted by the Federal Reserve Board, if the holders of the preferred stock of any series become entitled to vote for the election of directors because dividends on the preferred stock of such series are in arrears, preferred stock of such series could be deemed a “class of voting securities.” In this instance, a holder of 25% or more of the preferred stock of such series could then be subject to regulation as a bank holding company in accordance with the Bank Holding Company Act. A holder of 5% or more of such series that otherwise exercises a “controlling influence” over Doral Financial could also be subject to regulation under the Bank Holding Company Act. In addition, at any time a series of the preferred stock is deemed a class of voting securities, (1) any other bank holding company may be required to obtain the approval of the Federal Reserve Board to acquire or retain 5% or more of the outstanding shares of such series of preferred stock, and (2) any person other than a bank holding company may be required to file with the Federal Reserve Board under the Change in Bank Control Act to acquire or retain 10% or more of such series.

      Section 12 of the Puerto Rico Banking Law requires that the Office of the Commissioner of Financial Institutions of Puerto Rico approve any change of control involving a bank organized under the Banking Law. The Banking Law requires that the Office of the Commissioner be informed not less than 60 days prior to any transfer of voting stock of a Puerto Rico bank that results in any person owning, directly or indirectly, more than 5% of the outstanding voting stock of the bank. For the purposes of Section 12 of the Banking Law, the term “control” means the power to, directly or indirectly, direct or influence decisively the administration or the norms of the bank. The Office of the Commissioner has made an administrative determination that these provisions of the Banking Law are applicable to a change in control of Doral Financial.

      Pursuant to the Banking Law, if the Office of the Commissioner receives notice of a proposed transaction that may result in a change of control of Doral Financial, the Office of the Commissioner is required to investigate and determine whether a change of control has occurred. The Office of the Commissioner will issue an authorization for the transfer of control of Doral Financial if the results of its investigations are in its judgment satisfactory. The decision of the Office of the Commissioner is final and unreviewable.

DESCRIPTION OF CAPITAL STOCK

Authorized Capital

      As of the date of this prospectus, Doral Financial is authorized to issue 500,000,000 shares of common stock, $1.00 par value, and 40,000,000 shares of serial preferred stock, $1.00 par value. The following is a summary of certain rights and privileges of the common stock and outstanding serial preferred stock. You should read the more detailed provisions of Doral Financial’s restated certificate of incorporation, as amended, and the certificate of designation relating to any series of preferred stock for provisions that may be important to you.

Common Stock

      As of June 1, 2004, Doral Financial had outstanding 107,907,512 shares of its common stock. Each holder of common stock is entitled to one vote for each share held of record for the election of directors and for all other matters to be voted on by Doral Financial’s stockholders. Holders of common stock may not cumulate their votes in the election of directors, and are entitled to share equally in the dividends that may be declared by the board of directors, but only after payment of dividends required to be paid on outstanding shares of preferred stock.

      Upon voluntary or involuntary liquidation, dissolution or winding up of Doral Financial, the holders of the common stock are entitled to share ratably in the assets remaining after payments to creditors and provision for the preference of any preferred stock. There are no preemptive or other subscription rights, conversion rights or redemption or scheduled installment payment provisions relating to shares of common stock. All of the outstanding shares of common stock are fully paid and nonassessable. The transfer agent and registrar for the common stock is Mellon Investor Services LLC. The common stock is traded on the New York Stock Exchange under the symbol “DRL.”

Preferred Stock

      The general terms of Doral Financial’s preferred stock are described above under “Description of Preferred Stock.” As of the date of this prospectus, Doral Financial had outstanding four series of serial preferred stock described below.

	Number of	Annual	Liquidation		Conversion	General
	Shares	Dividend	Preference	Date First	or	Voting
Title of Series	Outstanding	Rate(1)	Per Share(2)	Redeemable(3)	Exchange Rights(4)	Rights(5)

7% Non-cumulative	1,495,000	7%	$50	February 28, 2004	None	No
Monthly Income Preferred Stock, Series A (the “7% Preferred Stock”)
8.35% Non-cumulative	2,000,000	8.35%	$25	September 30, 2005	None	No
Monthly Income Preferred Stock, Series B (the “8.35% Preferred Stock”)
7.25% Non-cumulative	4,140,000	7.25%	$25	May 31, 2007	None	No
Monthly Income Preferred Stock, Series C (the “7.25% Preferred Stock”)
4.75% Perpetual	1,380,000	4.75%	$250	N/A	Yes	No
Cumulative Convertible Preferred Stock (the “4.75% Preferred Stock”)

(1)	Based on a percentage of the applicable liquidation preference per share.
(2)	See “Liquidation Rights” below for additional information.
(3)	See “Redemption” below for additional information.
(4)	See “Conversion Rights” below for additional information.
(5)	See “Voting Rights” below for additional information.

      Dividend Rights and Limitations. The holders of the shares of 7% Preferred Stock, the 8.35% Preferred Stock and the 7.25% Preferred Stock are entitled to receive noncumulative cash dividends when, as and if declared by the Board of Directors, at their respective annual dividend rates payable monthly. The holders of the 4.75% Preferred Stock are entitled to receive cumulative cash dividends when, as and if declared by the Board of Directors at their annual dividend rate payable quarterly. The holders of the 7% Preferred Stock, the 8.35% Preferred Stock, the 7.25% Preferred Stock and the 4.75% Preferred Stock are entitled to receive such dividends prior to any payment of dividends or distribution of assets to holders of the common stock and to any other class of capital stock ranking junior to the 7% Preferred Stock, the 8.35% Preferred Stock, the 7.25% Preferred Stock or the 4.75% Preferred Stock with respect to the payment of dividends.

      Liquidation Rights. Upon the liquidation, dissolution or winding up of Doral Financial, whether voluntary or involuntary, the holders of the 7% Preferred Stock, the 8.35% Preferred Stock, the 7.25% Preferred Stock and the 4.75% Preferred Stock are entitled to receive out of the assets of Doral Financial an amount in cash equal to their liquidation preference per share plus accrued and unpaid dividends thereon for the current monthly dividend period to the date of the distribution. This distribution must be made before any payment may be made to the holders of common stock or any other securities of Doral Financial ranking junior to the 7% Preferred Stock, the 8.35% Preferred Stock, the 7.25% Preferred Stock or the 4.75% Preferred Stock as to the distribution of assets upon liquidation. No distribution of this type or payment on account of liquidation, dissolution or winding up of Doral Financial may be made to the holders of the shares of any class or series of stock ranking on a parity with the 7% Preferred Stock, the 8.35% Preferred Stock, the 7.25% Preferred Stock or the 4.75% Preferred Stock as to the distribution of assets upon liquidation, unless the holders of the 7%

Preferred Stock, the 8.35% Preferred Stock, the 7.25% Preferred Stock or the 4.75% Preferred Stock receive like amounts ratably in accordance with the full distributive amounts which they and the holders of parity stock are respectively entitled to receive upon this preferential distribution.

      After the payment to the holders of the 7% Preferred Stock, the 8.35% Preferred Stock, the 7.25% Preferred Stock and the 4.75% Preferred Stock of the full preferential amounts provided for above, the holders of such shares will have no right or claim to any of the remaining assets of Doral Financial.

      Redemption. The 7% Preferred Stock is subject to redemption in whole or in part, at the option of Doral Financial with the consent of the Federal Reserve Board, on or after February 28, 2004 and prior to February 27, 2005, at a price of $51 per share and after this period at redemption prices declining to a price of $50 per share on or after February 28, 2006.

      The 8.35% Preferred Stock is subject to redemption in whole or in part, at the option of Doral Financial with the consent of the Federal Reserve Board, commencing on or after September 30, 2005, and prior to September 30, 2006 at a price of $25.50 per share and after this period at redemption prices declining to $25 per share on or after September 30, 2007.

      The 7.25% Preferred Stock is subject to redemption in whole or in part, at our option with the consent of the Federal Reserve Board commencing on or after May 31, 2007, and prior to May 31, 2008 at a price of $25.50 per share and after this period at redemption prices declining to $25 per share on or after May 31, 2009.

      The 4.75% Preferred Stock is not subject to redemption prior to maturity.

      There is no mandatory redemption or sinking fund obligation with respect to any of the outstanding series of Preferred Stock.

      Conversion Rights. Holders of the 4.75% Preferred Stock may convert their shares into a number of shares of the common stock of Doral Financial equal to the conversion rate only under the following circumstances:

•	in any fiscal quarter commencing after September 30, 2003, if the closing sale price of the common stock of Doral Financial for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of the preceding fiscal quarter exceeds 120% of the conversion price as of the last trading day of such preceding fiscal quarter (currently 120% of $39.77, or $47.72);

•	upon the occurrence of specified corporate transactions; or

•	upon delisting of Doral Financial’s common stock.

      For each share of 4.75% Preferred Stock surrendered for conversion, a holder will receive 6.2856 shares of Doral Financial’s common stock, the “conversion rate.” This represents a current conversion price of $39.77 per share of common stock. The conversion rate may be adjusted for certain reasons, but will not be adjusted for accumulated and unpaid dividends. Upon conversion, holders will not receive any cash payment representing accumulated dividends, if any. Instead, accumulated dividends, if any, will be deemed paid by the common stock received by holders on conversion.

      On or after September 30, 2008, Doral Financial may, at its option, cause the 4.75% Preferred Stock to be converted into that number of shares of common stock that are issuable at the conversion price. Doral Financial may exercise its conversion right only if, for 20 trading days within any period of 30 consecutive trading days ending on a trading day that is not more than two trading days prior to the date on which it gives notice of conversion, the closing sale price of its common stock exceeds 130% of the conversion price of the 4.75% Preferred Stock in effect on each such trading date.

      In addition, if there are less than 138,000 shares of the 4.75% Preferred Stock outstanding, Doral Financial may, on or after September 30, 2008, at its option, with the prior approval of the Federal Reserve Board, cause the preferred stock to be converted into that number of shares of common stock equal to the liquidation preference divided by the lesser of the conversion price and the average closing price of the common stock for the five trading day period ending on the second trading day immediately preceding the date fixed for conversion.

      Voting Rights. The holders of shares of 7% Preferred Stock, the 8.35% Preferred Stock, the 7.25% Preferred Stock and the 4.75% Preferred Stock are not entitled to any voting rights except (1) if Doral Financial does not pay dividends in full on such series for 18 consecutive monthly dividend periods or six consecutive quarterly dividends periods in the case of the 4.75% Preferred Stock, (2) as required by law or (3) in connection with any changes of the terms or rights of the 7% Preferred Stock, the 8.35% Preferred Stock, the 7.25% Preferred Stock or the 4.75% Preferred Stock as the case may be.

      Relative Rank. The 7% Preferred Stock, the 8.35% Preferred Stock, the 7.25% Preferred Stock and the 4.75% Preferred Stock have the same rank as to the payment of dividends and as to the distribution of assets upon liquidation, dissolution or winding up of Doral Financial.

PLAN OF DISTRIBUTION

      Doral Financial may sell the offered securities (1) through agents; (2) to or through underwriters or dealers; (3) directly to one or more purchasers; (4) as part of structured financing arrangements; or (5) through a combination of any of these methods of sale. Any underwriters, dealers or agents retained by Doral Financial may include Doral Securities, its broker-dealer subsidiary.

      The prospectus supplement relating to an offering of offered securities will set forth the terms of such offering, including:

•	the name or names of any underwriters, dealers or agents;

•	the purchase price of the offered securities and the proceeds to Doral Financial from such sale;

•	any underwriting discounts and commissions or agency fees and other items constituting underwriters’ or agents’ compensation;

•	the initial public offering price;

•	any discounts or concessions to be allowed or reallowed or paid to dealers; and

•	any securities exchanges on which such offered securities may be listed.

      Any initial public offering prices, discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

      In compliance with the guidelines of the National Association of Securities Dealers, Inc. (“NASD”) the maximum discount or commission to be received by any NASD member or independent broker-dealer may not exceed 8% of the aggregate amount of the securities offered pursuant to this prospectus and any applicable prospectus supplement; however, it is anticipated that the maximum commission or discount to be received in any particular offering of securities will be significantly less than this amount.

By Agents

      Offered securities may be sold through agents designated by Doral Financial. Any agent involved in the offer or sale of the offered securities in respect of which this prospectus is delivered will be named, and any commissions payable by Doral Financial to such agent will be set forth, in the prospectus supplement relating to that offering. Unless otherwise indicated in such prospectus supplement, the agents will agree to use their reasonable best efforts to solicit purchases for the period of their appointment.

By Underwriters

      If underwriters are used in the offering, the offered securities will be acquired by the underwriters for their own account. The underwriters may resell the securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The securities may be either offered to the public through underwriting syndicates represented by one or more managing underwriters or by one or more underwriters without a syndicate. The obligations of the underwriters to purchase the securities will be subject to certain conditions. The underwriters will be obligated to purchase all the securities of the series offered if any of the securities are purchased. Any initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

      In connection with underwritten offerings of the offered securities and in accordance with applicable law and industry practice, underwriters may over-allot or effect transactions that stabilize, maintain or otherwise affect the market price of the offered securities at levels above those that might otherwise prevail in the open market, including by entering stabilizing bids, effecting syndicate covering transactions or imposing penalty bids, each of which is described below.

•	A stabilizing bid means the placing of any bid, or the effecting of any purchase, for the purpose of pegging, fixing or maintaining the price of a security.

•	A syndicate covering transaction means the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with the offering.

•	A penalty bid means an arrangement that permits the managing underwriter to reclaim a selling concession from a syndicate member in connection with the offering when offered securities originally sold by the syndicate member are purchased in syndicate covering transactions.

      These transactions may be effected in the over-the-counter market, or otherwise. Underwriters are not required to engage in any of these activities, or to continue such activities if commenced.

Direct Sales

      Offered securities may also be sold directly by Doral Financial. In this case, no underwriters or agents would be involved.

Structured Financings

      Offered securities may also be sold by Doral Financial as part of structured financing arrangements. Under these arrangements, non-affiliated third parties may use the proceeds of the sale of their debt obligations to purchase debt obligations of Doral Financial. The obligations of these non-affiliated parties would be secured by the debt obligations of Doral Financial and would be payable wholly or partly from amounts received on the debt obligations of Doral Financial. In these cases the offered securities may be sold to the non-affiliated purchasers directly by Doral Financial or through one or more agents designated by Doral Financial. Any purchaser and agent involved in the offer or sale of the offered securities will be named, and any commissions payable by Doral Financial to the agent will be set forth, in the prospectus supplement relating to the offering.

Participation of Doral Securities

      Doral Securities, the broker-dealer subsidiary of Doral Financial, is a member of the National Association of Securities Dealers, Inc. and may participate as an agent or an underwriter in distributions of the offered securities. Accordingly, offerings of offered securities in which Doral Securities participates will conform with the requirements of Rule 2720 of the NASD’s Conduct Rules.

General Information

      Doral Financial may have agreements with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribute with respect to payments which the underwriters, dealers or agents may be required to make.

      Each series of offered securities will be a new issue of securities and will have no established trading market. Any underwriters to whom offered securities are sold for public offering and sale may make a market in such offered securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that there will be a market for the offered securities.

      Underwriters, dealers, agents and their associates may be customers of, lenders to, engage in transactions with, or perform services for, Doral Financial or its subsidiaries in the ordinary course of their businesses.

PLAN OF DISTRIBUTION FOR MARKET-MAKING RESALES BY AFFILIATES

      This prospectus may be used by the agents or underwriters named in the applicable prospectus supplement which are affiliates of Doral Financial in connection with offers and sales of the securities in market-making transactions. In a market-making transaction, the affiliated agents or underwriters may resell a security they acquire from other holders after the original offering and sale of the securities. Resales of this kind may occur in the open market or may be privately negotiated, at prices related to prevailing market prices at the time of resale or at negotiated prices. In these transactions, the affiliated agents or underwriters may act as principal or agent, including as agent for the counterparty in a transaction in which the agents or underwriters act as principal or as agent for both counterparties in a transaction in which the agents or underwriters do not act as principal. The agents or underwriters may receive compensation in the form of discounts and commissions, including from both counterparties in some cases. Other affiliates of Doral Financial may also engage in transactions of this kind and may use this prospectus for this purpose.

      Doral Financial does not expect to receive any proceeds from market-making transactions. Doral Financial does not expect that the agents or underwriters or any other affiliates that engage in these transactions will pay any proceeds from its making resales to Doral Financial.

      A market-making transaction will have a settlement date later than the original issue date of the securities. Information about the trade and settlement dates, as well as the purchase price, for a market-making transaction will be provided to the purchaser in a separate confirmation of sale.

      The agents or underwriters do not expect the amount of the securities held as a result of market-making resales by accounts over which it exercises discretionary authority to exceed, at any time, five percent of the aggregate initial offering price of the securities.

WHERE YOU CAN FIND MORE INFORMATION

      Doral Financial files annual, quarterly and current reports, proxy statements and other information with the SEC. Doral Financial has also filed with the SEC a registration statement on Form S-3, to register the securities being offered by this prospectus. This prospectus, which forms part of the registration statement, does not contain all of the information included in the registration statement. For further information about Doral Financial and the securities offered in this prospectus, you should refer to the registration statement and its exhibits.

      You may read and copy any document filed by Doral Financial with the SEC at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Doral Financial files its SEC materials electronically with the SEC, so you can also review Doral Financial’s filings by accessing the web site maintained by the SEC at http://www.sec.gov. This site contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

      The SEC allows Doral Financial to “incorporate by reference” the information it files with them, which means that it can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus. Information that Doral Financial files later with the SEC will automatically update and supersede information in this prospectus. In all cases, you should rely on the later information over different information included in this prospectus or the prospectus supplement. Doral Financial has previously filed the following documents with the SEC and is incorporating them by reference into this prospectus (other than the information in such documents that is deemed in accordance with SEC Rules, not to have been filed):

•	Annual Report on Form 10-K for the year ended December 31, 2003 (including the portion of Doral Financial’s proxy statement for the 2004 annual meeting of stockholders incorporated therein), provided, however, that the information referred to in Item 402(a)(8) of Regulation S-K promulgated by the SEC shall not be deemed to be specifically incorporated by reference in this prospectus;

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2004; and

•	Current Reports on Form 8-K, dated January 14, 2004, April 14, 2004, April 21, 2004 and June 7, 2004 filed pursuant to Section 13 of the Securities Exchange Act of 1934, as amended.

      Doral Financial also incorporates by reference, from the date of the initial filing of the registration statement, all documents filed by it with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and until Doral Financial sells all of the securities being offered by this prospectus.

      You may request a copy of these filings at no cost by writing or telephoning Doral Financial at the following address:

Doral Financial Corporation

Attn.:	Mario S. Levis, Senior Executive

Vice President & Treasurer
1451 Franklin D. Roosevelt Ave.
San Juan, Puerto Rico 00920-2717
(787) 474-6709

      You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. Doral Financial has not authorized anyone else to provide you with different information. Doral Financial is not making an offer of these securities in any jurisdiction where such offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

LEGAL OPINIONS

      Unless otherwise specified in the applicable prospectus supplement, Pietrantoni Méndez & Alvarez LLP, San Juan, Puerto Rico, will issue an opinion about the legality of the offered securities for Doral Financial. The name of the law firm advising any underwriters or agents with respect to certain issues relating to any offering will be set forth in the applicable prospectus supplement.

EXPERTS

      The financial statements incorporated in this prospectus by reference to Doral Financial’s Annual Report on Form 10-K for the year ended December 31, 2003 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.